Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

FirstService Corporation (“FirstService”)

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

1.2	Executive Officer

The following senior officer of FirstService is knowledgeable about the significant acquisition and this business acquisition report:

Jeremy Rakusin, Chief Financial Officer

(416) 960-9500

Certain statements in this business acquisition report constitute forward-looking statements. Readers should refer to the cautionary statement regarding forward-looking statements that appears at the end of this business acquisition report.

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

FirstService acquired 95% of the shares in the capital of Bellwether FOS Holdco, Inc. (“Global Restoration”), a commercial and large loss property restoration firm, pursuant to the terms of a stock purchase agreement by and among FirstService Restoration, Inc., Global Restoration and Global Restoration Holdings, LLC (the “Global Acquisition”). Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. Global Restoration operates under two brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,400 staff operating out of 58 regional offices throughout North America.

2.2	Acquisition Date

The Global Acquisition was completed on June 21, 2019.

2.3	Consideration (all figures in US$)

Total consideration for the Global Acquisition was approximately $505 million, paid in cash at closing. The Global Acquisition was financed through a combination of cash-on-hand, funds borrowed under FirstService’s existing $450 million revolving credit facility which matures in January 2023 and funds borrowed pursuant to a new term loan (implemented and drawn concurrent with the closing of the Global Acquisition) in the aggregate amount of $440 million which matures in June 2024 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios.

2.4	Effect on Financial Position

There are no plans or proposals for any material changes in the respective business affairs of FirstService or Global Restoration, other than plans to repay a portion of the funds borrowed to complete the Global Acquisition under FirstService’s revolving credit facility and/or term loan through the proceeds of any potential securities offerings.

Included in this business acquisition report are unaudited pro forma consolidated statements of earnings for FirstService (the “Pro Forma Statements of Earnings”) for the year ended December 31, 2018 and the quarter ended March 31, 2019, which are based upon the historical financial statements of FirstService and Global Restoration. The Pro Forma Statements of Earnings are provided for illustrative purposes only and are not intended to represent, or be indicative of, the consolidated earnings of FirstService that would have been reported had the acquisition of Global Restoration been completed as of the date presented. Accordingly, the Pro Forma Statements of Earnings should not be taken as representative of the future earnings of FirstService.

The unaudited pro forma adjustments are made solely for the purposes of preparing the Pro Forma Statements of Earnings. Changes are expected as the preliminary purchase price allocation based on valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the pro forma income statement effect of possible changes in fair value determinations may differ from those set forth in the Pro Forma Statements of Earnings, and such adjustments may be material. The Pro Forma Statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that FirstService may achieve with respect to the combined operations of FirstService and Global Restoration.

The Pro Forma Statements of Earnings should be read in conjunction with FirstService’s audited consolidated financial statements for the year ended December 31, 2018 and the unaudited consolidated financial statements for the quarter ended March 31, 2019 and the quarter ended June 30, 2019, which are available at www.sedar.com, as well as in conjunction with the audited consolidated financial statements of FirstOnSite USA Holdings Inc. (the operating holding company held by Global Restoration) for the year ended December 31, 2018 and unaudited consolidated financial statements of FirstOnSite USA Holdings Inc. for the quarter ended March 31, 2019 included herein.

For further information relating to the expected effect of the Global Acquisition on FirstService’s financial statements, please refer to the Pro Forma Statements of Earnings appended hereto.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Global Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of FirstService.

2.7	Date of Report

August 23, 2019.

Item 3 – Financial Statements and Other Information

The following financial statements and related notes thereto are included as part of this Business Acquisition Report (historical financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”)):

a)	Audited combined consolidated financial statements of FirstOnSite USA Holdings Inc. (the operating holding company held by Global Restoration) as of and for the year ended December 31, 2018, together with the notes thereto.

b)	Unaudited combined consolidated financial statements of the predecessor entities of FirstOnSite USA Holdings Inc., Bellwether International Group LLC and Delos MBHE FOS LLP, as of and for the year ended December 31, 2017.

c)	Unaudited interim condensed combined consolidated financial statements of FirstOnSite USA Holdings Inc. as of and for the three months ended March 31, 2019 (with unaudited comparatives for three months ended March 31, 2018).

d)	Unaudited pro forma consolidated statement of earnings for FirstService for the year ended December 31, 2018, which gives pro forma effect to the Global Acquisition as if it occurred on January 1, 2018.

e)	Unaudited pro forma consolidated statement of earnings for FirstService for the three months ended March 31, 2019, which gives pro forma effect to the Global Acquisition as if it had occurred on January 1, 2018.

Forward-looking Statements

Certain statements in this business acquisition report may include forward-looking statements which are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. Forward- looking statements include FirstService’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. Specifically, such forward- looking statements in this business acquisition report include, but are not limited to, statements with respect to the following: the implementation and success of FirstService’s strategy for Global Restoration; that FirstService has no plans for any material changes in the business affairs of FirstService or Global Restoration, other than plans to repay a portion of the funds borrowed for the Global Acquisition; and the expectation that a portion of the funds borrowed for the Global Acquisition could be repaid through potential securities offerings. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to credit conditions and consumer spending; residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions; extreme weather conditions impact in the demand for FirstService’s services or FirstService’s ability to perform those services; economic deterioration impacts FirstService’s ability to recover goodwill and other intangible assets; ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations; the effects of changes in foreign exchange rates in relation to the U.S. dollar on Canadian dollar denominated revenues and expenses; competition in the markets served by FirstService; labour shortages or increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; continued compliance with the financial covenants under debt agreements, or the ability to negotiate a waiver of certain covenants with lenders; unexpected increases in operating costs; changes in the frequency or severity of insurance incidents relative to historical experience; the ability to make acquisitions at reasonable prices and successfully integrate acquired operations; changing laws and regulations; liability for employee acts or omissions, or installation/system failure, in FirstService’s fire protection businesses; risks arising from any regulatory review and litigation; intellectual property and other proprietary rights that are material to FirstService’s business; disruptions or security failures in our information technology systems; political conditions, including any outbreak or escalation of terrorism or hostilities; and changes in government policies. The foregoing list is not exhaustive.

Additional factors and explanatory information are identified in FirstService’s Annual Information Form for the year ended December 31, 2018 under the heading “Risk factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (which factors are adopted herein and a copy of which can be obtained at www.sec.gov), and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this business acquisition report are made as of the date hereof and are subject to change. All forward-looking statements in this business acquisition report are qualified by these cautionary statements. Unless otherwise required by applicable laws, FirstService does not intend, nor does FirstService undertake any obligation, to update or revise any forward-looking statements contained in this business acquisition report to reflect subsequent information, events, results or circumstances or otherwise.

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Financial Statements

Year Ended December 31, 2018

FirstOnSite USA Holdings Inc. and Subsidiaries

Contents

Independent Auditor’s Report	1

Combined Consolidated Balance Sheet	2 – 3

Combined Consolidated Statement of Income and Comprehensive Income	4

Combined Consolidated Statement of Changes in Stockholder’s Equity	5

Combined Consolidated Statement of Cash Flows	6 – 7

Summary of Significant Accounting Policies	8 – 15

Notes to Combined Consolidated Financial Statements	16 – 27

Supplementary Information:

Independent Auditor’s Report on Supplementary Information	28

Combining Consolidating Balance Sheet	29 – 30

Combining Consolidating Statement of Income and Comprehensive Income	31

Tel: 817-738-2400 Fax: 817-738-1995 www.bdo.com	Bank of America Tower 301 Commerce Street, Suite 2000 Fort Worth, TX 76102

Independent Auditor’s Report

Board of Directors and Stockholder

FirstOnSite USA Holdings Inc. and Subsidiaries

Fort Worth, Texas

We have audited the accompanying combined consolidated financial statements of FirstOnSite USA Holdings Inc. and Subsidiaries (the “Company”), which comprise the combined consolidated balance sheet as of December 31, 2018, and the related combined consolidated statements of income and comprehensive income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the combined consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstOnSite USA Holdings Inc. and Subsidiaries at December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

May 14, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Balance Sheet

December 31,	2018

Assets

Current:
Cash and cash equivalents	$264,056
Accounts receivable:
Trade, net of allowance	118,765,681
Unbilled	45,155,381
Inventory and supplies	2,360,762
Prepaid and other	3,169,174

Total current assets	169,715,054

Property and equipment, net	13,966,703

Other assets:
Advances to Parent	57,163,731
Intangible assets, net	42,326,760
Goodwill	19,842,212
Deferred tax assets	3,082,071
Deposits	198,813

Total other assets	122,613,587

Total assets	$306,295,344

Continued.

2

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Balance Sheet

December 31,	2018

Liabilities and Stockholder's Equity

Liabilities
Current:
Checks drawn against future deposits	$6,320,570
Accounts payable - trade	33,161,817
Accrued expenses	8,980,687
Accrued compensation	17,094,259
Income taxes payable	1,607,202
Deferred revenue - billings in excess of costs	15,476,101
Current maturities of long-term debt	5,500,000
Current maturities of capital leases	1,289,995

Total current liabilities	89,430,631

Long-term liabilities:
Line of credit, net of debt issuance costs	41,240,284
Long-term debt, less current maturities, net of debt issuance costs	13,773,688
Capital leases, less current maturities	3,409,530
Deferred rent	31,430

Total long-term liabilities	58,454,932

Total liabilities	147,885,563

Commitments and contingencies

Stockholder's equity:
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	70,058,395
Retained earnings	88,179,322
Accumulated comprehensive loss	(1,708,869)
Noncontrolling interest	1,880,933

Total stockholder's equity	158,409,781

Total liabilities and stockholder's equity	$306,295,344

See summary of significant accounting policies and

notes to combined consolidated financial statements.

3

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Statement of Income and Comprehensive Income

Year Ended December 31,	2018
Net revenues	$435,627,290

Cost of revenues, including depreciation of $2,732,535	281,416,782

Gross profit	154,210,508

Operating expenses:
Selling, general and administrative	105,416,790
Depreciation and amortization	7,984,233
Transaction costs	1,331,442
Gain on disposal of property and equipment	(578,563)

Total operating expenses	114,153,902

Income from operations	40,056,606

Other income (expense):
Interest income	2,686
Interest expense	(7,745,639)
Foreign currency loss	(30,181)
Other income	663,212

Total other expense	(7,109,922)

Income before tax expense	32,946,684

Franchise tax expense	1,489,122
Income tax expense	6,383,419
Total tax expense	7,872,541

Net income	$25,074,143

Less: Net income attributable to noncontrolling interest	1,541,469
Net income attributable to FirstOnSite USA Holdings, Inc.	$23,532,674

Other comprehensive loss:
Foreign currency translation	(1,188,401)
Total other comprehensive income	$22,344,273

See summary of significant accounting policies and

notes to combined consolidated financial statements.

4

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Statement of Changes in Stockholder’s Equity

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Stockholder's Equity

Balance, January 1, 2018	1,000	$70,058,395	$64,646,648	$(520,468)	$339,464	$134,524,039
Foreign currency translation	-	-	-	(1,188,401)	-	(1,188,401)
Net income	-	-	23,532,674	-	1,541,469	25,074,143

Balance, December 31, 2018	1,000	$70,058,395	$88,179,322	$(1,708,869)	$1,880,933	$158,409,781

See summary of significant accounting policies and

notes to combined consolidated financial statements.

5

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Statement of Cash Flows

Year Ended December 31,	2018
Cash flows from operating activities:
Net income	$25,074,143
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	10,716,768
Amortization of deferred financing costs	1,237,993
Change in accounts receivable allowances	(229,758)
Deferred income tax expense	1,138,813
Gain on disposal of property and equipment	(578,563)
Goodwill adjustment	(47,822)
Profits interest compensation expense	(297,606)
Change in operating assets and liabilities:
Accounts receivable trade	15,321,451
Accounts receivable unbilled (costs in excess)	9,231,532
Inventory and supplies	(91,457)
Prepaid and other and deposits	399,861
Deferred revenue - billings in excess of costs	(1,222,794)
Accounts payable-trade and accrued expenses	(18,084,861)
Deferred comp plan payable	17,973
Income tax payable	67,348
Deferred rent	(74,524)
Net cash provided by operating activities	42,578,497
Cash flows from investing activities:
Proceeds from the sale of property and equipment	631,698
Purchases of property and equipment	(3,388,814)
Net cash used in investing activities	(2,757,116)
Cash flows from financing activities:
Checks drawn against future deposits	6,198,961
Borrowings (repayments) on line of credit, net	8,221,598
Proceeds from long-term debt	72,952,878
Payments on long-term debt	(81,493,679)
Payments on capital leases	(1,256,447)
Deferred financing costs	(5,497,847)
Distributions to Parent	(37,494,388)
Net cash used in financing activities	(38,368,924)
Effect of exchange rate changes on cash	(1,188,401)
Net change in cash and cash equivalents	264,056
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$264,056

  Continued.

6

FirstOnSite USA Holdings Inc. and Subsidiaries

Combined Consolidated Statement of Cash Flows

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,576,138
Cash paid for income and franchise taxes	$8,611,236
Non-cash activities:
Acquisition of equipment through capital lease	$1,908,984

See summary of significant accounting policies and

notes to combined consolidated financial statements.

7

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Description of Business

FirstOnSite USA Holdings, Inc. and its Subsidiaries (the “Company”) are engaged in providing recovery and construction services. Such services include emergency pre-planning and response, drying, mold remediation, fire and water damage restoration, reconstruction, equipment and technology restoration and project management. The Company maintains offices in various locations in the United States and Canada, with headquarters in Fort Worth, Texas and Mississauga, Ontario Canada.

Basis of Presentation

The Company was formed in Delaware in January 2018 to combine the equity interests of Bellwether International Group LLC and Subsidiaries (“Bellwether”) and Delos MBHE FOS LP and Subsidiaries (“Delos”), who are defined as entities under common control.

In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, recognized assets and liabilities of Bellwether and Delos were transferred to the Company at their carrying amounts on the date of transfer, February 2, 2018. These combined consolidated financial statements report the results of operations as though the transfer had occurred on January 1, 2018.

The accompanying combined consolidated financial statements include the activities of FirstOnSite USA Holdings Inc. and its wholly owned and majority owned subsidiaries: FirstOnSite Restoration, Inc. (comprised of FirstOnSite Canadian Holdings, Inc. and FirstOnSite Restoration Limited) (collectively “FOS”); Interstate Restoration LLC (comprised of Interstate Restoration Group, Inc., Colorado Fire and Flood, LLC, Mazur Holdings, Inc., Interstate Restoration – California LP and Interstate Restoration de Mexico S de R.L. de C.V.) and Interstate Restoration Hawaii LLC (collectively “IR LLC”).

The Company is wholly-owned by Global Restoration Holdings LLC through its ownership of Bellwether FOS Holdco, Inc. (collectively, the “Parent”), whose activities are excluded from these combined consolidated financial statements.

Principles of Consolidation and Non-Controlling Interests

These combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying combined consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other entities in which the Company has a controlling financial interest. In accordance with ASC 810, Consolidation, for consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for subsidiaries is presented as net income applicable to noncontrolling interests on the accompanying combined consolidated statement of income and comprehensive income, and the portion of the stockholder’s equity of such subsidiaries is presented as noncontrolling interests on the accompanying combined consolidated balance sheet and accompanying combined consolidated statement of stockholder’s equity. All significant intercompany transactions and accounts have been eliminated.

8

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Foreign Currency

Revenues and expenses incurred from operations in Canada are denominated in the local functional currency. Assets and liabilities are translated to U.S. dollars at the year-end exchange rate, and revenues and expenses are translated at average rates throughout the year. Translation adjustments are included in accumulated other comprehensive loss, a separate component of stockholder’s equity. Transaction gains and losses denominated in a currency other than the functional currency of the Canadian operations are included in other income (expense) on the combined consolidated statement of income and comprehensive income.

Operating Cycle

The Company’s contract services are performed under fixed and variable price contracts. The length of the Company’s contracts varies but generally do not exceed four months. Therefore, assets and liabilities expected to be used/settled within one year are classified as current.

Revenue and Cost Recognition

Revenue from emergency response, contents restoration and construction contracts is recognized under the percentage-of-completion method, measured by the percentage of total costs incurred to date to total estimated costs. Revenue from time-and-material contracts without stated contract amounts is recognized as costs are incurred. Revenue is generally calculated based on contractual billing rates for the services performed. This method is used because management considers expended costs to be the best available measure of progress on these contracts. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent it is probable they will result in revenue and can be measured reliably. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used could change in the near term.

For de minimis contracts with an expected completion time of 30 days or less, the Company recognizes revenue under the completed contract method, which is not materially different from the percentage-of-completion method. The Company considers a contract complete when it has completed the work for a phase, the customer is obligated to pay for the services and the Company has no future obligation to complete further work for that particular phase. Revenues and costs are not recorded until a contract or phase is complete. As revenues are not recorded until the contract is complete, when the Company invoices for progress billings, these billings are recorded as deferred revenue - billings in excess of costs on the combined consolidated balance sheet.

9

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

The Company may have, from time-to-time, billing disputes with some of its customers or the customers’ insurance providers. These disputes arise in the ordinary course of business in the recovery and construction industry, and their impact on the Company’s accounts receivable and revenues can be reasonably estimated based on historical experience. In addition, certain revenues are subject to the insurance provider of the customer on insurance claims based on the insurance provider’s approved rates. Accordingly, the Company maintains allowances, through charges against revenues, based on the Company’s estimates of: (i) the ultimate resolution of the disputes and (ii) insurance and other pricing adjustments. See Note 2 - Trade Accounts Receivable.

From time to time, contracts receivable include claims arising from contractual disputes. In accordance with ASC 605-35-25, Revenue Recognition: Construction–Type and Production–Type Contracts, revenues from claims are recognized only to the extent that contract costs relating to the claim have been incurred.

Contract costs include all direct materials, subcontract costs, labor costs and those indirect costs related to contract performance, such as indirect labor, depreciation, supplies and tool costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses, if any, are made in their entirety in the year such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Unbilled receivables represent costs and estimated earnings in excess of amounts billed. Deferred revenue-billings in excess of cost represent billings in excess of costs and estimated earnings on uncompleted contracts.

Restoration work relating to natural disasters, such as floods and hurricanes, is seasonal and characterized by the peak activity beginning in June through the fall months. Because the Company’s operating results can be significantly impacted by sales derived from these events during its peak season, the quarterly and annual results of operations may fluctuate significantly depending on the number of hurricanes and floods on a national or regional basis.

Concentration of Credit Risk

The Company’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable - trade. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

Receivables are recorded when earned, are typically unsecured and are derived from transactions with customers located primarily in the United States and Canada. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Receivables are written off to the allowance when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, the existing economic conditions in the construction industry, and the financial stability of its customers. The Company files statutory liens on construction projects where collection problems are anticipated. Significant past due balances over 120 days and other higher risk amounts are reviewed individually for collectability. Based on current customer credit information and the opinions of the Company’s collection attorneys, management believes the allowance for doubtful accounts is adequate. However, actual write-offs may exceed the recorded allowance.

10

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Foreign exchange risk

In the normal course of business, the Company is exposed to foreign exchange transactions and translation risk. The Company does not use derivative financial instruments in relation to this risk.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its credit facilities.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. There are uncertainties related to the Company’s operations that include, but are not limited to, unusual weather trends, volume of sales and customer acceptances of project completion. These uncertainties could impact the Company’s financial results and timing of cash resources. Therefore, the Company’s objective is to maintain sufficient capacity on its credit facilities and to maintain sufficient levels of working capital to settle financial liabilities when they are contractually due. The Company manages its liquidity risk to ensure it complies with its debt covenants.

Cash and Cash Equivalents

For purposes of the combined consolidated statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

Inventory

Inventory is stated at the lower of cost or net realizable value (first in, first out) and consists primarily of supplies used in restoration services.

Property and Equipment

Property and equipment purchased are recorded at cost, less accumulated depreciation and include improvements that significantly add to productive capacity or extend the useful life of the related asset. Property and equipment from acquisitions are recorded at estimated fair value. Costs related to ordinary maintenance and repairs are charged to expense or to contract costs in the period in which they are incurred. When assets are retired or disposed, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the accompanying combined consolidated statement of income and comprehensive income for the period. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvement lives are estimated as the lesser of the useful life of the asset or the lease term.

11

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Advances to Parent

Advances are reflective of activities with the Parent, including a $32 million distribution financed by the Company’s term loan agreement in conjunction with the combination of the entities on February 2, 2018.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected undiscounted future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value. No impairment was recorded at December 31, 2018.

Goodwill and Intangible Assets

Goodwill represents the excess of costs over the fair value of identifiable net assets of businesses acquired. Goodwill and intangible assets acquired in a business combination determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite useful lives are amortized over their respective estimated useful lives: finite-lived trademarks and trade names and non-compete agreements are amortized on a straight- line basis and customer relationships are amortized on an accelerated basis over the expected period of benefit.

Intangible assets are reviewed for impairment in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets. When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company evaluates the recoverability of the asset carrying value using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value.

Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair values of each reporting unit, or segment, is compared to the carrying amount of that reporting unit, in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit’s goodwill is compared to its carrying amount, and the impairment loss is measured by the excess of the carrying value over fair value. No impairment was recorded at December 31, 2018.

Debt Financing Costs

Costs relating to obtaining credit facilities are capitalized and amortized using the effective interest method over the term of the related debt. Total amortization of debt financing costs of approximately $1.2 million were recognized as a component of interest expense during the year ended December 31, 2018.

12

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Income Taxes

The Company pays U.S. federal and state income taxes and foreign income taxes on the taxable income of its “C” corporations within the combined consolidated group. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying combined consolidated balance sheet, and for operating loss and tax credit carry forwards and carry backs. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. Valuation allowances are provided against deferred tax assets when it is determined that it is more likely than not that such assets will not be recovered.

The Company follows ASC 740-10, Income Taxes, to account for any uncertainty in income taxes with respect to the accounting for all tax positions taken (or expected to be taken) on any income tax return. This guidance applies to all open tax periods in all tax jurisdictions in which the Company is required to file an income tax return. Under GAAP, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. The Company has determined that no uncertain tax positions have been taken or are expected to be taken that could have a material effect on the Company’s income tax assets or liabilities.

Management makes judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to an audit in these jurisdictions, as well as by the Internal Revenue Service and Canadian taxation authorities.

The limited liability companies in the group are treated for tax purposes as flow-through entities and are not subject to U.S. federal or state income taxes. U.S. federal and state income is reported and paid by the members on their respective individual U.S. personal income tax returns.

Warranties

Most warranties sold by the Company are provided by the manufacturer or subcontractors to the Company. There are certain residential customers that are given a warranty and the historical cost for this has been minimal.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable - trade, and debt. The carrying value of cash and cash equivalents and accounts receivable - trade approximate their fair values due to their short maturities. The fair value of the Company’s debt approximates its carrying value due to the terms available to the Company for similar financial instruments. Stock compensation related to profits interests are measured at fair value in the accompanying combined consolidated statement of income and comprehensive income.

13

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Fair Value Measurements

The Company follows methods of fair value measurement described under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which establishes a common definition of fair value to be applied with existing GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability, rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s estimates about the assumptions market participants would use in pricing the asset developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Advertising

The Company expenses advertising costs at the time the costs are incurred. Advertising expense during the year ended December 31, 2018 was insignificant.

Use of Estimates

The preparation of the combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

14

FirstOnSite USA Holdings Inc. and Subsidiaries

Summary of Significant Accounting Policies

Change in Accounting Estimate

Revisions to estimated contract profits, including approved change orders, are made in the year in which circumstances requiring the revision become known. The effect of changes in estimates of contract profits and change orders was to increase net income for the year ended December 31, 2018 by approximately $5.1 million from that which would have been reported had the revised estimates been used as the basis of recognition of contract profits in the preceding year. Such changes in estimates include the financial impact of change orders issued in the current year whose impact on the revised estimates is not considered to have a material effect on the overall change in contract profits.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”). The new revenue recognition standard supersedes all existing revenue recognition guidance. Under ASU 2014-09, an entity must recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition will include qualitative and quantitative information about contracts with customers, significant judgments and changed judgments, and assets recognized from costs to obtain or fulfill a contract. The new revenue recognition standard is effective for annual periods beginning after December 15, 2018. Management is currently evaluating the potential impact of this new standard on the Company’s combined consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Leases (“ASU 2016-2”) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2019, and early adoption is permitted. Management is currently evaluating the potential impact of this new standard on the Company’s combined consolidated financial statements.

15

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

1. CONTRACT BILLING STATUS
Cost and estimated earnings on uncompleted contracts were as follows:

December 31,	2018
Costs incurred on uncompleted contracts	$166,935,486
Estimated earnings on uncompleted contracts	75,624,112
242,559,598
Less: billings to date	(212,880,318)

$29,679,280

These amounts are included in the accompanying combined consolidated balance sheet under the following captions:

December 31,	2018
Unbilled accounts receivable	$45,155,381
Deferred revenue – billings in excess of costs	(15,476,101)

$29,679,280

2. TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable consisted of the following:

December 31,	2018
Contracts receivable	$124,456,165
Allowance for revenue adjustments	(918,000)
Allowance for claims	(700,000)
Allowance for bad debts	(4,072,484)
Total allowances	(5,690,484)

Trade accounts receivable, net	$118,765,681

As of December 31, 2018, the Company had approximately $16 million of accounts receivable balances due primarily from five customers originating during 2015 - 2018. The Company, through its collection attorneys, continues to work with the customers’ insurance carriers to obtain full payment plus any interest due under the terms of the contracts. The Company has a successful history of collecting significant past due balances, particularly related to customer insurance claims. Management believes the customers and insurance companies have the ability and intent to pay amounts owed. However, if the financial condition of the Company’s customers or their insurance companies were to deteriorate, adversely affecting their ability to make payments, additional allowances and or write-offs would be required.

16

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

The Company’s contract receivable allowance accounts were as follows:

Year Ended December 31,	2018

Allowance for revenue adjustments:

Balance at January 1	$949,000
Provision (reduction)	(31,000)

Balance at December 31	$918,000

Claims arising from contractual disputes:

Balance at January 1	$-
Provision	700,000

Balance at December 31	$700,000

Allowance for bad debts:

Balance at January 1	$4,971,242
Provision	1,588,885
Write-offs	(2,487,643)

Balance at December 31	$4,072,484

3. PROPERTY AND EQUIPMENT, NET
Property and equipment consisted of the following:

December 31,	2018
Furniture, fixtures and equipment	$9,042,906
Field equipment	23,352,621
Vehicles	12,422,739
Software licensing	2,142,381
Other assets	14,400
Leasehold improvements	6,986,096
53,961,143
Less: accumulated depreciation and amortization	(39,994,440)

Total property and equipment, net	$13,966,703

Depreciation expense was approximately $5.9 million during the year ended December 31, 2018.

17

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

4.	INTANGIBLE ASSETS

Intangible assets, excluding goodwill, consisted of the following:

December 31, 2018	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Trademarks and trade names	5-14 years	$4,806,583	$2,749,436	$2,057,147
Non-compete agreements	5 years	228,890	96,674	132,216
Customer relationships	5-14 years	45,568,600	9,033,203	36,535,397
Non-amortizing intangible assets:
Trade names	Indefinite	3,602,000	-	3,602,000

Total		$54,206,073	$11,879,313	$42,326,760

Amortization expense for the year ended December 31, 2018 on intangible assets was approximately $4.8 million.

Assuming no future impairments, expected amortization expense related to amortizing intangible assets is as follows:

Year Ending December 31,	Total
2019	$4,687,693
2020	3,916,515
2021	3,425,307
2022	2,952,796
2023	2,759,899
Thereafter	20,982,550

$38,724,760

The Company has goodwill recorded from acquisitions as follows:

	FOS	IR LLC	Total
January 1, 2018	$1,422,997	$18,371,393	$19,794,390
Adjustments	-	47,822	47,822
December 31, 2018	$1,422,997	$18,419,215	$19,842,212

18

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

5.	DEBT

Debt consisted of the following:

December 31, 2018	Term Loan	Revolving Line of Credit - U.S. Operations	Revolving Line of Credit - Canadian Operations	Total

Balance on borrowing	$22,750,000	$23,336,158	$19,393,974	$65,480,132
Less: debt issuance costs, net	(3,476,312)	(768,872)	(720,976)	(4,966,160)
Less: current portion	(5,500,000)	-	-	(5,500,000)
	$13,773,688	$22,567,286	$18,672,998	$55,013,972

Term Loan

On February 2, 2018, the Company obtained a term loan in the amount of $60 million maturing on February 2, 2023, with quarterly payments of $750,000 and variable interest at LIBOR plus a margin, as defined (10.84% at December 31, 2018). During 2018, the Company paid down the term loan in the amount of $37.25 million. The term loan requires an annual excess cash flow payment, as defined, toward the balance of the borrowing no later than June 30 of the following year. The credit facility is collateralized by substantially all assets and equity interests of the Company. The term loan is subordinated to the revolving line of credit facilities under an inter- creditor agreement between the lenders. Further, the Company’s subsidiaries serve as co- borrowers and guarantors and the Parent additionally serves as guarantor.

In February 2019, the Company’s term loan agreement was amended to obtain an additional $50 million under the existing terms and original maturity date, with payments amended to $1,375,000 per quarter.

Revolving Line of Credit – U.S. Operations

On February 2, 2018, the Company obtained a revolving line of credit initially funded at $37.5 million, which matures on February 2, 2023, with variable interest at LIBOR plus a margin, as defined on $20 million (4.73% at December 31, 2018) and variable interest at U.S. prime rate plus a margin as defined on approximately $3.3 million (6.75% at December 31, 2018). Availability on the line of credit is limited to a defined borrowing base on IR LLC’s billed and unbilled accounts receivable with maximum borrowings of $47 million.

19

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

Revolving Line of Credit – Canadian Operations

On February 2, 2018, the Company amended an existing FOS line of credit which matures on February 2, 2023, with variable interest at LIBOR plus a margin, as defined on approximately $9.5 million (5.31% at December 31, 2018) and variable interest at the Canadian prime rate plus a margin as defined on approximately $10 million (4.81% at December 31, 2018). Availability on the line of credit is limited to a defined borrowing base on FOS’s billed and unbilled accounts receivable with maximum borrowings of $34 million Canadian dollars through October 17, 2018, increased to $45 million Canadian dollars.

The credit facilities are collateralized by substantially all assets and equity interests of the Company. The Company’s subsidiaries serve as co-borrowers and guarantors and the Parent additionally serves as guarantor.

Bellwether’s existing revolving line of credit and term loans in the amount of approximately $49 million were refinanced with the Company’s credit facilities described above.

Delos’s existing revolving line of credit and term loan in the amount of approximately $29 million were refinanced with the Company’s term loan and revolving line of credit described above.

The Company’s credit facilities have certain financial covenants including fixed charge coverage and leverage ratios; capital expenditures limits; along with restrictions on member distributions, additional indebtedness and cash used for future acquisitions. The Company was in compliance with such financial covenants at December 31, 2018.

At December 31, 2018, the minimum annual principal payments for borrowings, including the February 2019 term loan amendment and including the lines of credit, are as follows:

Year Ending December 31,	Total
2019	$5,500,000
2020	5,500,000
2021	5,500,000
2022	5,500,000
2023	43,480,132

Total long-term debt	$65,480,132

20

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

6. CAPITAL LEASES
Capital leases consisted of the following at December 31, 2018:

Capital leases payable to financial institutions with interest rates ranging from 7% to 8% and maturities through December, 2023. Monthly payments are approximately $116,000. Obligations secured by vehicles.	$5,249,006

Less interest cost	(549,481)
4,699,525
Less current portion	(1,289,995)
$3,409,530

Future maturities of capital leases are as follows:

Year Ending December 31,	Total
2019	$1,712,868
2020	1,468,102
2021	1,135,795
2022	644,453
2023	287,788

$5,249,006

Assets under capital lease approximate $10.5 million and related accumulated depreciation approximates $6.0 million as of December 31, 2018.

7. STOCK COMPENSATION ARRANGEMENTS

Certain of the Bellwether contributed companies issued equity-based compensation arrangements who subsequently became employees of IR LLC. Awards were fully vested as of the date of grant, which permitted the employees to participate in future appreciation of the respective members’ equity. The profits interests will be paid in the form of cash or a promissory note at the Company’s discretion, or upon a terminating event, as defined within the profits interest agreement (the “Agreement”). Certain terminating events, as defined by the Agreement, require the employee to forfeit the profits interest without compensation.

In accordance with provisions of ASC 718, Compensation – Stock Compensation (“ASC 718”) and related guidance, these profits interest awards have characteristics that determine the classification as a liability and are re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense. On February 2, 2018 the profits interests were exchanged for profits interests in the Parent and the liability was transferred to the Parent through an equity contribution. Compensation expense continues to be recorded by IR LLC associated with the change in fair value of this profits interest liability at each reporting date. Approximately $306,000 compensation expense has been recognized in selling, general and administrative expenses in the accompanying combined consolidated statement of income and comprehensive income for the year ended December 31, 2018, with a corresponding equity contribution to the Parent.

21

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

IR LLC granted 3% profits interest to a key employee, which was issued upon reaching target revenues and fully vested in 2013. In accordance with provisions of ASC 718 and related guidance, this profits interest award has characteristics that determine the classification as a liability and are re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense (recovery). On February 2, 2018 the profits interest in IR LLC was exchanged for a profits interest in the Parent and the liability was transferred to the Parent through an equity contribution. Compensation expense continues to be recorded by IR LLC associated with the change in fair value of the profits interest liability at each reporting date. Approximately $(604,000) compensation recovery has been recognized in selling, general and administrative expenses in the accompanying combined consolidated statement of income and comprehensive income for the year ended December 31, 2018 with a corresponding equity contribution to the Parent.

The profits interest liabilities issued by the Parent to IR LLC’s employees approximated $4.8 million at December 31, 2018.

Parent Value A Units

The Company’s Parent issued approximately 14 million Value A units to key employees in 2018 with a fair value of $498,700. The units vest at 25% annually over a four-year period and are contingent on continued employment with the Company or any of its subsidiaries. Certain events allow the Parent the right, but not the obligation, to repurchase the units as specified in the agreement. In accordance with applicable accounting guidance, the awards were classified as equity by the Parent and recorded at fair value. Compensation expense will be recorded by the Company as the requisite service is rendered, with an offsetting equity contribution to the Parent.

22

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

8. INCOME TAXES
The components of income tax expense consisted of the following:

Year Ended December 31,	2018
Current:
Federal	$4,237,781
State	886,118
Foreign	1,609,829
6,733,728

Deferred:
Federal	(1,097,217)
State	(131,365)
Foreign	2,367,395
1,138,813

Income tax expense	$7,872,541

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, including operating loss carryforwards. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

23

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

The types of temporary differences between the tax basis of assets and liabilities that give rise to a significant portion of the deferred tax assets and liabilities and their approximate tax effects are as follows:

December 31,	2018

Components of net long-term deferred tax assets (liabilities):
Basis difference in intangibles	$133,443
Federal and state net operating losses	490,916
Allowances	11,590
Accrued expenses	2,018,758
Interest limitation	24,571
Effect of passthrough entities	929,315
Basis difference in property and equipment	(319,277)
Other	(207,245)

Total net deferred tax assets	$3,082,071

At December 31, 2018, the Company has approximately $2.4 million available in U.S. federal unused net operating losses that may be applied against future U.S. taxable income, limited to 80%. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not that the Company will realize its net deferred tax assets.

9.	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases land, buildings, equipment, and vehicles under various operating leases through October 2024, certain of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). In accordance with GAAP, the Company records monthly rent expense on a straight-line basis and reflects a deferred rent liability for the difference between straight-line rent and actual rent payments.

24

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

Minimum lease payments, for each of the succeeding five years and thereafter, under operating leases with initial terms in excess of one year are, as follows:

Years Ending December 31,
2019	$6,499,890
2020	5,249,564
2021	3,775,931
2022	2,031,438
2023	891,911
Thereafter	323,238

$18,771,972

Rent expense was approximately $7.0 million during the year ended December 31, 2018.

Letters of Credit

FOS has outstanding letters of credit of approximately $230,000 at December 31, 2018, which currently will expire April 2019.

Surety Bonds

The Company, as a condition for entering into certain construction contracts, had outstanding surety bonds totaling approximately $23 million related to U.S. operations at December 31, 2018. There are de minimis surety bonds related to Canadian operations at December 31, 2018.

Section 401(k) Retirement Plan

IR LLC has a Section 401(k) retirement plan (the “Plan”) covering certain employees. Employees are generally eligible to participate after reaching 21 years of age and attaining six months of employment. Eligible employees can contribute up to eighty percent of their considered elective deferrals, subject to IRS limitations. In addition, the Plan allows for catch-up contributions for those participants aged 50 or older. The Company match is a discretionary percentage of considered earnings and vests over a five-year period. The Company match for the year ended December 31, 2018 was not significant.

Canadian Retirement Plan

FirstOnSite Restoration Ltd. has a Registered Retirement Savings Plan (RRSP) and Deferred Profit Sharing Plan (DPSP) group retirement plan (the “Plan”) covering certain employees. Employees are generally eligible to participate after reaching 18 years of age and attaining six months of employment. Eligible employees can contribute one point five percent (1.5%) of their pensionable earnings (excluding overtime and bonuses) to the RRSP and receive an employer match of one point five percent (1.5%) to the DPSP. DPSP Vesting is after two years of plan membership. In addition, the Plan allows for extra voluntary contributions.

25

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

Litigation

The Company is subject to various claims and legal matters in the ordinary course of business. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Indemnification of Directors and Officers

Under the terms of the Company’s operating agreements, the directors and officers of the Company have been indemnified for any action or any failure to act on behalf of the Company within the authority as directors and officers, unless the act or omission was performed or omitted fraudulently, as defined.

Employment Agreements

The Company has entered into employment agreements with certain key employees that stipulate salary, bonus and termination provisions.

10.	STOCKHOLDER’S EQUITY

The Company issued 1,000 shares to its Parent on January 30, 2018. For purposes of presentation of combination and consolidation of entities under common control, the issuance date is reflected on the first day of the year. As of December 31, 2018, 1,000 common shares are issued, authorized and outstanding.

Under the terms of the Company’s operating agreement, additional capital contributions are discretionary. In addition, distributions are discretionary and may be limited by provisions in existing credit facility agreements. No distributions were paid by the Company during 2018. See summary of significant accounting policies, Advances to Parent, which discusses the cash contribution made to the Parent during 2018.

Non-Controlling Interest

At its formation, Interstate Restoration Hawaii LLC (“IR Hawaii”) issued 2,500 units to a member representing 25% ownership interest. Upon sale of the Company, the member has the option to put the 2,500 units back to IR Hawaii and IR Hawaii has the option to redeem the units. The redemption of the units is contingent upon a future sale of the Company and the exercise of the put or call option, which is not certain. In accordance with ASC 480, Distinguishing Liabilities from Equity, should a sale event occur, and the redemption be exercised by the member or the Company, the then fair value of the units will be reclassified from equity to a liability, payable as defined in the agreement.

11.	RELATED PARTY TRANSACTIONS

The Company receives administrative support from members of the Parent. Amounts paid for administrative support for the year ended December 31, 2018 were $300,000.

26

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Combined Consolidated Financial Statements

The Company rents office space from related parties. Rents paid for these facilities for the year ended December 31, 2018 totaled approximately $495,000.

12.	BACKLOG (UNAUDITED)

The following schedule shows a reconciliation of backlog representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at December 31, 2018 and from contractual agreements on which work has not yet begun.

(Unaudited)
Balance, January 1, 2018	$105,219,624
New contracts	400,786,076
Less: Contract revenue earned	(435,432,720)

Balance, December 31, 2018	$70,572,980

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 14, 2019 which is the date the combined consolidated financial statements were available to be issued. There are no material subsequent events that required recognition or additional disclosure in these combined consolidated financial statements other than as described below:

As described in Note 5, in February 2019 the Company’s term loan agreement was amended to obtain an additional $50 million under the existing terms and original maturity date. As allowed by the term loan agreement, a $50 million distribution was made to the Parent.

27

Tel: 817-738-2400 Fax: 817-738-1995 www.bdo.com	Bank of America Tower 301 Commerce Street, Suite 2000 Fort Worth, TX 76102

Independent Auditor’s Report on Supplementary Information

Board of Directors and Stockholder

FirstOnSite USA Holdings Inc. and Subsidiaries

Fort Worth, TX

Our audit of the combined consolidated financial statements included in the preceding section of this report was conducted for the purpose of forming an opinion on those statements taken as a whole. The supplementary information presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the combined consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the combined consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the combined consolidated financial statements as a whole.

May 14, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

FirstOnSite USA Holdings Inc. and Subsidiaries

Combining Consolidating Balance Sheet

December 31, 2018	FirstOnSite USA Holdings, Inc.	FirstOnSite Restoration, Inc.	Interstate Restoration, LLC	Total

Assets

Cash	$-	$264,056	$-	$264,056
Accounts receivable:
Trade, net of allowance	-	53,920,491	64,845,190	118,765,681
Unbilled	-	9,849,033	35,306,348	45,155,381
Intercompany receivables (payables)	(44,933,019)	(185,939)	45,118,958	-
Investment in subsidiaries	26,775,111	(6,775,111)	(20,000,000)	-
Inventory and supplies	-	690,105	1,670,657	2,360,762
Prepaid and other	-	1,789,865	1,379,309	3,169,174

Total current assets	(18,157,908)	59,552,500	128,320,462	169,715,054

Property and equipment, net	-	8,113,411	5,853,292	13,966,703

Other assets:
Advances to Parent	26,869,195	-	30,294,536	57,163,731
Intangible assets, net	-	3,927,820	38,398,940	42,326,760
Goodwill	-	1,422,997	18,419,215	19,842,212
Deferred tax assets	1,214,007	1,868,064	-	3,082,071
Deposits	-	-	198,813	198,813

Total other assets	28,083,202	7,218,881	87,311,504	122,613,587

Total assets	$9,925,294	$74,884,792	$221,485,258	$306,295,344

Continued

29

FirstOnSite USA Holdings Inc. and Subsidiaries

Combining Consolidating Balance Sheet

	FirstOnSite USA Holdings,	FirstOnSite Restoration,	Interstate Restoration,
December 31, 2018	Inc.	Inc.	LLC	Total

Liabilities and Stockholder's (Deficit) Equity

Liabilities:
Current:
Checks drawn against future deposits	$-	$-	$6,320,570	$6,320,570
Accounts payable - trade	-	12,424,143	20,737,674	33,161,817
Accrued expenses	-	7,227,592	1,753,095	8,980,687
Accrued compensation	-	5,754,447	11,339,812	17,094,259
Taxes (receivable) payable	177,627	1,429,575	-	1,607,202
Deferred revenue - billings in excess of cost	-	4,368,404	11,107,697	15,476,101
Current maturities of long-term debt	5,500,000	-	-	5,500,000
Current maturities of capital leases		1,289,995	-	1,289,995

Total current liabilities	5,677,627	32,494,156	51,258,848	89,430,631

Long-term liabilities:
Line of credit, net of debt issuance costs of approximately $1.5 million	-	18,672,998	22,567,286	41,240,284
Long-term debt, less current maturities, net of debt issuance costs of approximately $3.5 million	13,773,688	-	-	13,773,688
Capital leases, less current maturities		3,409,530		3,409,530
Deferred rent	-	-	31,430	31,430

Total long-term liabilities	13,773,688	22,082,528	22,598,716	58,454,932

Total liabilities	19,451,315	54,576,684	73,857,564	147,885,563

Commitments and contingencies

Stockholder's (deficit) equity:
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	-	15,831,063	54,227,332	70,058,395
Retained (deficit) earnings	(9,526,021)	6,185,914	91,519,429	88,179,322
Accumulated comprehensive loss	-	(1,708,869)	-	(1,708,869)
Noncontrolling interest	-	-	1,880,933	1,880,933

Total stockholder's (deficit) equity	(9,526,021)	20,308,108	147,627,694	158,409,781

Total liabilities and stockholder's equity	$9,925,294	$74,884,792	$221,485,258	$306,295,344

See accompanying independent auditor’s report on supplementary information.

30

FirstOnSite USA Holdings Inc. and Subsidiaries

Combining Consolidating Statement of Income and Comprehensive Income

Year Ended December 31, 2018	FirstOnSite USA Holdings, Inc.	FirstOnSite Restoration, Inc.	Interstate Restoration, LLC	Total

Net revenues	$-	$170,516,864	$265,110,426	$435,627,290

Cost of revenues, including depreciation of $2,732,535	-	110,211,193	171,205,589	281,416,782

Gross profit	-	60,305,671	93,904,837	154,210,508

Operating expenses:
Selling, general and administrative	-	46,905,124	58,511,666	105,416,790
Depreciation and amortization	-	2,322,895	5,661,338	7,984,233
Transaction costs	1,331,442	-	-	1,331,442
Gain on disposal of property and equipment	-	(271,953)	(306,610)	(578,563)

Total operating expenses	1,331,442	48,956,066	63,866,394	114,153,902

Income (loss) from operations	(1,331,442)	11,349,605	30,038,443	40,056,606

Other income (expense):
Interest income	-	-	2,686	2,686
Interest expense	(3,796,031)	(1,787,704)	(2,161,904)	(7,745,639)
Foreign currency loss		(30,181)		(30,181)
Other income	-	-	663,212	663,212

Total other expense	(3,796,031)	(1,817,885)	(1,496,006)	(7,109,922)

Income (loss) before tax expense	(5,127,473)	9,531,720	28,542,437	32,946,684

Franchise tax expense	1,367,915	-	121,207	1,489,122
Income tax expense	3,030,633	3,270,786	82,000	6,383,419
Total tax expense	4,398,548	3,270,786	203,207	7,872,541

Net (loss) income	(9,526,021)	6,260,934	28,339,230	25,074,143

Less: Net income attributable to noncontrolling interest	-	-	1,541,469	1,541,469
Net (loss) income attributable to FirstOnSite USA Holdings, Inc.	$(9,526,021)	$6,260,934	$26,797,761	$23,532,674

Other comprehensive loss:
Foreign currency translation	-	(1,188,401)	-	(1,188,401)
Total other comprehensive income				$22,344,273

See accompanying independent auditor’s report on supplementary information.

31

Bellwether International Group LLC and Subsidiaries and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Financial Statements

Year Ended December 31, 2017

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Contents

Combined Consolidated Unaudited Balance Sheet	1

Combined Consolidated Unaudited Statement of Income and Comprehensive Income	3

Combined Consolidated Unaudited Statement of Changes in Members’ Equity/Partners’ Equity	4

Combined Consolidated Unaudited Statement of Cash Flows	5

Summary of Significant Accounting Policies	7

Notes to Combined Consolidated Unaudited Financial Statements	15

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Balance Sheet

December 31,	2017

Assets

Current:
Accounts receivable:
Trade, net of allowance	$133,857,374
Unbilled	54,386,912
Inventory and supplies	2,269,305
Prepaid and other	2,921,993

Total current assets	193,435,584

Property and equipment, net	14,593,498

Other assets:
Investments held for deferred comp plan	170,625
Intangible assets, net	47,172,068
Goodwill	19,794,390
Deferred tax assets, net	2,233,332
Deposits	845,857

Total other assets	70,216,272

Total assets	$278,245,354

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Balance Sheet

December 31,	2017

Liabilities and Members' Equity/Partners' Equity

Liabilities
Current:
Checks drawn against future deposits	$121,609
Accounts payable - trade	53,238,733
Accrued expenses	10,010,700
Accrued compensation	14,267,853
Income taxes payable	1,539,854
Deferred revenue - billings in excess of costs	16,698,895
Current maturities of long-term debt	2,250,000
Current maturities of capital leases	1,419,070

Total current liabilities	99,546,714

Long-term liabilities:
Deferred compensation plan payable	152,652
Profits interests payable	5,060,857
Long-term debt, less current maturities, net of debt issuance costs	62,843,029
Capital leases, less current maturities	2,627,918
Deferred rent	105,954

Total long-term liabilities	70,790,410

Total liabilities	170,337,124

Commitments and contingencies

Members' equity	87,691,127
Partners' equity	14,160,679
Accumulated other comprehensive income	1,074,896
Noncontrolling interest	4,981,528

Total members' equity/partner's equity	107,908,230

Total liabilities and members' equity/partners' equity	$278,245,354

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Statement of Income and Comprehensive Income

Year Ended December 31,	2017

Net revenues	$393,357,718

Cost of revenues, including depreciation of $2,171,502	246,176,981

Gross profit	147,180,737

Operating expenses:
Selling, general and administrative	105,186,735
Depreciation and amortization	8,345,469
Gain on disposal of property and equipment	(148,800)

Total operating expenses	113,383,404

Income from operations	33,797,333

Other income (expense):
Interest income	4,694
Interest expense	(4,766,439)
Other income	324,266

Total other expense	(4,437,479)

Income before tax benefit, discontinued operations and noncontrolling interest	29,359,854

Franchise tax expense	219,738
Income tax benefit	(291,087)
Total tax benefit	(71,349)

Income from continuing operations	29,431,203
Loss from discontinued operations	(12,159,730)

Net income	$17,271,473

Less: Net income attributable to noncontrolling interest	2,035,171
Net income attributable to the Entities	$15,236,302

Other comprehensive income:
Foreign currency translation	1,074,896
Total other comprehensive income	$16,311,198

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Statement of Changes in Members’ Equity/Partners’ Equity

Year Ended December 31, 2017	Member Units	Members' Equity	Partners' Equity	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Members'/Partners' Equity
Balance, January 1, 2017	32,770	$74,096,182	$12,702,718	$-	$2,946,357	$89,745,257
Foreign currency translation	-	-	-	1,074,896	-	1,074,896
Distributions	-	(183,396)	-	-	-	(183,396)
Net income	-	13,778,341	1,457,961	-	2,035,171	17,271,473
Balance, December 31, 2017	32,770	$87,691,127	$14,160,679	$1,074,896	$4,981,528	$107,908,230

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Statement of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents
Year Ended December 31,	2017

Cash flows from operating activities:
Net income	$17,271,473
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,516,971
Amortization of deferred financing costs	895,323
Accrued interest on subordinated debt	308,214
Change in accounts receivable allowances	262,179
Deferred income taxes	(3,283,159)
Gain on disposal of property and equipment	(148,800)
Bargain purchase gain on acquisition	(129,483)
Goodwill adjustment	(71,763)
Profits interest compensation expense	3,046,969
Loss on disposal of discontinued operations	9,202,488
Change in operating assets and liabilities:
Accounts receivable - trade	(33,068,263)
Accounts receivable - unbilled	(40,764,629)
Inventory and supplies	(26,442)
Prepaid and other and deposits	(1,302,411)
Deferred revenue - billings in excess of costs	10,037,609
Accounts payable-trade and accrued expenses	35,752,882
Other long term payables	(27,724)
Income tax payable	988,204
Deferred rent	(68,305)
Net cash provided by operating activities	9,391,333

Cash flows from investing activities:
Proceeds from the sale of property and equipment	183,463
Purchases of property and equipment	(4,352,036)
Cash paid for business acquisitions	(445,000)
Proceeds from sale of assets from discontinued operations	3,971,898
Net cash used in investing activities	(641,675)

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Combined Consolidated Unaudited Statement of Cash Flows

Year Ended December 31,	2017
Cash flows from financing activities:
Checks drawn against future deposits	(1,298,082)
Borrowings (repayments) on line of credit, net	(5,089,724)
Payments on long-term debt	(8,155,560)
Payments on capital leases	(1,274,742)
Proceeds from member convertible notes	6,000,000
Distributions to members	(183,396)
Net cash used in financing activities	(10,001,504)
Effect of exchange rate changes on cash	1,251,846
Net change in cash and cash equivalents	-

Cash and cash equivalents, beginning and end of year	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,370,908
Cash paid for income and franchise taxes	$1,529,515
Non-cash activities:
Acquisition of equipment through capital lease	$1,841,578

See summary of significant accounting policies and

notes to combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

Description of Business

Bellwether International Group LLC and Subsidiaries (“Bellwether”) and Delos MBHE FOS LP and Subsidiaries (“Delos”) (collectively, the “Entities”) are engaged in providing recovery and construction services. Such services include emergency pre-planning and response, drying, mold remediation, fire and water damage restoration, reconstruction, equipment and technology restoration and project management. The Entities maintain offices in various locations in the United States and Canada, with headquarters in Fort Worth, Texas and Mississauga, Ontario Canada. Bellwether was formed in 2007 as a Colorado Limited Liability Company and Delos was formed under the laws of the Cayman Islands in 2016.

Basis of Presentation

These combined consolidated unaudited financial statements present the combined activities of Bellwether and Delos, who are defined as entities under common control as of October 7, 2016 in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The Entities are being presented on a combined basis in the accompanying consolidated financial statements as of January 1, 2017. The Entities were subsequently merged into a newly-formed entity, Global Restoration Holdings, LLC (“merged entity”), on February 2, 2018.

The accompanying combined consolidated unaudited financial statements include the activities of the Entities and their wholly owned and majority owned subsidiaries: Delos MBHE FOS LP; FirstOnSite Restoration, Inc. (comprised of FirstOnSite Canadian Holdings, Inc. and FirstOnSite Restoration Limited (collectively “FOS”); Bellwether International Group LLC; Interstate Restoration LLC (comprised of Interstate Restoration Group, Inc., Colorado Fire and Flood, LLC, Mazur Holdings, Inc., Interstate Restoration – California LP and Interstate Restoration de Mexico S de R.L. de C.V.) and Interstate Restoration Hawaii LLC (collectively “IR LLC”); and Ally Equipment, LLC (“Ally”) through its discontinuance of operations in October 2017.

As discussed in Note 1 - Acquisitions, business acquisitions completed during 2017 are included in the accompanying combined consolidated unaudited financial statements from the respective acquisition dates in accordance with FASB Accounting Standards Codification (“ASC” 810), Consolidation.

As discussed in Note 2 – Discontinued Operations, Bellwether discontinued the operations of Ally during 2017. Accordingly, Ally’s activities have been classified and presented as discontinued operations as of and for the year ended December 31, 2017.

Principles of Consolidation and Non-Controlling Interests

These combined consolidated unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Entities, their wholly owned subsidiaries, and other entities in which the Entities have a controlling financial interest. In accordance with ASC 810, Consolidation, for consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests of subsidiaries is presented as net income applicable to noncontrolling interests on the accompanying combined consolidated unaudited statement of income and comprehensive income, and the portion of the equity of such subsidiaries is presented as noncontrolling interest on the accompanying combined consolidated unaudited balance sheet and accompanying combined consolidated unaudited statement of members’ equity/partners’ equity. All significant intercompany transactions and accounts have been eliminated.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

Foreign Currency

Revenues and expenses incurred from operations in Canada are denominated in the local functional currency. Assets and liabilities are translated to U.S. dollars at the year-end exchange rate, and revenues and expenses are translated at average rates throughout the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of equity. Transaction gains and losses denominated in a currency other than the functional currency of the Canadian operations are included in other income (expense) on the combined consolidated unaudited statement of income and comprehensive income.

Operating Cycle

The Entities’ contract services are performed under fixed and variable price contracts. The length of the Entities’ contracts varies but generally do not exceed four months. Therefore, assets and liabilities expected to be used/settled within one year are classified as current.

Revenue and Cost Recognition

Revenue from emergency response, contents restoration and construction contracts is recognized under the percentage-of-completion method, measured by the percentage of total costs incurred to date to total estimated costs. Revenue from time-and-material contracts without stated contract amounts is recognized as costs are incurred. Revenue is generally calculated based on contractual billing rates for the services performed. This method is used because management considers expended costs to be the best available measure of progress on these contracts. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent it is probable they will result in revenue and can be measured reliably. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used could change in the near term.

For de minimis contracts with an expected completion time of 30 days or less, the Entities recognize revenue under the completed contract method, which is not materially different from the percentage-of-completion method. The Entities consider a contract complete when they have completed the work for a phase, the customer is obligated to pay for the services and the Entities have no future obligation to complete further work for that particular phase. Revenues and costs are not recorded until a contract or phase is complete. As revenues are not recorded until the contract is complete, when the Entities invoice for progress billings, these billings are recorded as deferred revenue - billings in excess of costs on the combined consolidated unaudited balance sheet.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

The Entities may have, from time-to-time, billing disputes with some of their customers or the customers’ insurance providers. These disputes arise in the ordinary course of business in the recovery and construction industry, and their impact on the Entities’ accounts receivable and revenues can be reasonably estimated based on historical experience. In addition, certain revenues are subject to the insurance provider of the customer on insurance claims based on the insurance provider’s approved rates. Accordingly, the Entities maintain allowances, through charges against revenues, based on their estimates of: (i) the ultimate resolution of the disputes and (ii) insurance and other pricing adjustments. See Note 4 - Trade Accounts Receivable.

From time to time, contracts receivable include claims arising from contractual disputes. In accordance with ASC 605-35-25, Revenue Recognition: Construction–Type and Production–Type Contracts, revenues from claims are recognized only to the extent that contract costs relating to the claim have been incurred.

Contract costs include all direct materials, subcontract costs, labor costs and those indirect costs related to contract performance, such as indirect labor, depreciation, supplies and tool costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses, if any, are made in their entirety in the year such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Unbilled receivables represent costs and estimated earnings in excess of amounts billed. Deferred revenue-billings in excess of cost represent billings in excess of costs and estimated earnings on uncompleted contracts.

Restoration work relating to natural disasters, such as floods and hurricanes, is seasonal and characterized by the peak activity beginning in June through the fall months. Because the Entities’ operating results can be significantly impacted by sales derived from these events during its peak season, the quarterly and annual results of operations may fluctuate significantly depending on the number of hurricanes and floods on a national or regional basis.

Concentrations of Credit Risk

The Entities’ financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable - trade. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Entities have never experienced any losses related to these balances.

Receivables are recorded when earned, are typically unsecured and are derived from transactions with customers located primarily in the United States and Canada. The Entities perform ongoing credit evaluations of their customers and maintain allowances for potential credit losses. Receivables are written off to the allowance when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Entities’ historical losses, the existing economic conditions in the construction industry, and the financial stability of their customers. The Entities file statutory liens on construction projects where collection problems are anticipated. Significant past due balances over 120 days and other higher risk amounts are unaudited individually for collectability. Based on current customer credit information and the opinions of the Entities’ collection attorneys, management believes the allowances for doubtful accounts are adequate. However, actual write-offs may exceed the recorded allowances.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

Foreign Exchange Risk

In the normal course of business, the Entities are exposed to foreign exchange transactions and translation risk. The Entities do not use derivative financial instruments in relation to this risk.

Interest Rate Risk

The Entities are exposed to interest rate risk arising from fluctuations in interest rates on their credit facilities.

Cash and Cash Equivalents

For purposes of the combined consolidated unaudited statement of cash flows, the Entities consider all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

Inventory

Inventory is stated at the lower of cost or net realizable value (first in, first out) and consists primarily of supplies used in restoration services.

Property and Equipment

Property and equipment purchased are recorded at cost, less accumulated depreciation and include improvements that significantly add to productive capacity or extend the useful life of the related asset. Property and equipment from acquisitions are recorded at estimated fair value. Costs related to ordinary maintenance and repairs are charged to expense or to contract costs in the period in which they are incurred. When assets are retired or disposed, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the accompanying combined consolidated unaudited statement of income and comprehensive income for the period. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvement lives are estimated as the lesser of the useful life of the asset or the lease term.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected undiscounted future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value. No impairment was recorded by the Entities at December 31, 2017.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition price over the fair value of identifiable net assets of businesses acquired. Goodwill and intangible assets acquired in a business combination determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite useful lives are amortized over their respective estimated useful lives as follows: finite-lived trademarks and trade names and non-compete agreements are amortized on a straight-line basis and customer relationships are amortized on an accelerated basis over the expected period of benefit.

Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair values of each reporting unit is compared to the carrying amount of that reporting unit, in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit’s goodwill is compared to its carrying amount, and the impairment loss is measured by the excess of the carrying value over fair value. No impairment was recorded by the Entities at December 31, 2017.

Intangible assets are evaluated for impairment in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets. When facts and circumstances indicate potential impairment of amortizable intangible assets, the Entities evaluate the recoverability of the asset’s carrying value using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. No impairment was recorded by the Entities at December 31, 2017.

Debt Financing Costs

Costs relating to obtaining credit facilities are capitalized and amortized using the effective interest method over the term of the related debt. The Entities recognized amortization of debt financing costs of $895,323 as a component of interest expense during the year ended December 31, 2017. Remaining net debt financing costs were $706,306 as of December 31, 2017 and are included as a component of debt.

Income Taxes

The Entities pay U.S. federal and state income taxes and foreign income taxes on the taxable income of their “C” corporations within the combined consolidated group. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying combined consolidated unaudited balance sheet, and for operating loss and tax credit carry forwards and carry backs. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. Valuation allowances are provided against deferred tax assets when it is determined that it is more likely than not that such assets will not be recovered.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

The limited liability companies in the combined consolidated group are treated for tax purposes as flow-through entities and are not subject to U.S. federal or state income taxes. U.S. federal and state income is reported and paid by the members/partners on their respective individual U.S. personal income tax returns.

The Entities follow ASC 740-10, Income Taxes, to account for any uncertainty in income taxes with respect to the accounting for all tax positions taken (or expected to be taken) on any income tax return. This guidance applies to all open tax periods in all tax jurisdictions in which the Entities are required to file an income tax return. Under GAAP, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. The Entities have determined that no uncertain tax positions have been taken or are expected to be taken that could have a material effect on their income tax assets or liabilities.

Management makes judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Entities operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions, as well as by the Internal Revenue Service and Canadian taxation authorities.

Warranties

Most warranties provided by the Entities are the obligations of the manufacturer or subcontractors to the Entities. There are certain residential customers that are given a warranty and the historical cost for this has been minimal.

Fair Value of Financial Instruments

The Entities’ financial instruments consist of cash and cash equivalents, accounts receivable - trade, debt, profits interests payable and deferred compensation plan payable. The carrying value of cash and cash equivalents and accounts receivable - trade approximate their fair values due to their short maturities. The fair values of the Entities’ debt approximate their carrying values due to the terms available to the Entities for similar financial instruments. Profits interests and the investments held for deferred compensation plan are measured at fair value in the accompanying combined consolidated unaudited statement of income and comprehensive income.

Fair Value Measurements

The Entities follow methods of fair value measurement described under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which establishes a common definition of fair value to be applied with existing GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability, rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Entities’ own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset developed based on market data obtained from sources independent of the Entities. Unobservable inputs are inputs that reflect the Entities’ estimates about the assumptions market participants would use in pricing the asset developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Advertising

The Entities expense advertising costs at the time the costs are incurred. Advertising expense during the year ended December 31, 2017 was insignificant.

Use of Estimates

The preparation of the combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Change in Accounting Estimate

Revisions to estimated contract profits, including approved change orders, are made in the year in which circumstances requiring the revision become known. The effect of changes in estimates of contract profits and change orders was to increase the Entities’ combined net income for the year ended December 31, 2017 by approximately $6.6 million from that which would have been reported had the revised estimates been used as the basis of recognition of contract profits in the preceding year. Such changes in estimates include the financial impact of change orders issued in the current year whose impact on the revised estimates is not considered to have a material effect on the overall change in contract profits.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Summary of Significant Accounting Policies

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”). The new revenue recognition standard supersedes all existing revenue recognition guidance. Under ASU 2014-09, an entity must recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition will include qualitative and quantitative information about contracts with customers, significant judgments and changed judgments, and assets recognized from costs to obtain or fulfill a contract. The new revenue recognition standard is effective for annual periods beginning after December 15, 2018. Management is currently evaluating the potential impact of this new standard on the Entities’ combined consolidated unaudited financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Leases (“ASU 2016-2”) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. ASU 2016-02 was originally effective for fiscal periods beginning after December 15, 2019, but has been delayed for private companies for one additional year. Management is currently evaluating the potential impact of this new standard on the Entities’ combined consolidated unaudited financial statements.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

1.	ACQUISITIONS

Restoration Alliance – Asset Purchase

During 2017, IR LLC purchased equipment and customer list from Restoration Alliance for approximately $275,000 in order to expand its presence in Florida. The purchase price was allocated among the assets purchased.

American Builders – Business Combination

During 2017, IR LLC purchased substantially all assets and certain liabilities of American Builders for approximately $250,000, in order to expand its presence in Ohio.

The Entities account for acquisitions under ASC 805, Business Combinations (“ASC 805”). Under ASC 805, an acquiring entity is required to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values as of the acquisition date, with limited exceptions. The determination of fair values involves the use of estimates and assumptions, along with the application of various valuation techniques. These estimates include projections of future cash flows related to specific assets and the assessment of future lives based on the expected future period of benefit of the asset. A bargain purchase gain was recorded as the fair value of identifiable assets acquired less liabilities assumed was greater than the purchase price. Related acquisition costs were expensed as incurred.

The following table summarizes the amounts of the assets acquired and liabilities assumed which IR LLC recognized at the acquisition date:

Accounts receivable	$257,372
Inventory	20,333
Property and equipment	233,172
Trade names and trademarks	39,200
Non-compete agreement	20,850
Backlog	59,400
Accrued liabilities	(250,844)
Total identifiable net assets	379,483
Bargain purchase gain	$(129,483)
Total consideration	$250,000

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

2.	DISCONTINUED OPERATIONS

Ally Equipment LLC

Due to the downturn of the oil and gas industry nationwide, Ally suffered a decline in sales and operations and operations were discontinued in October 2017. Prior to discontinuance of operations, Ally’s remaining oilfield service assets and equipment were sold for approximately $2.93 million and the remaining business activities were sold for approximately $1.05 million. In conjunction with the discontinuance of operations, the activities of Ally are presented in the accompanying combined consolidated unaudited financial statements as discontinued operations as of and for the year ended December 31, 2017 in accordance with GAAP.

For the year ended December 31, 2017 revenues and expenses of Ally are presented separately under the caption “loss from discontinued operations” in the consolidated statement of income and comprehensive income and consisted of the following:

Year Ended December 31,	2017
Revenues	$7,188,516
Cost of revenues, including depreciation of $841,883	(5,572,997)
Operating expenses, including depreciation of $136,450	(4,572,761)
(2,957,242)
Loss on disposal of discontinued operations	(9,202,488)
Net loss from discontinued operations	$(12,159,730)

Summarized cash flow information of Ally’s activities are as follows:

Year Ended December 31,	2017
Cash flows used in operating activities	$(4,122,209)
Cash flows provided by investing activities	$2,925,898

3.	CONTRACT BILLING STATUS

Cost and estimated earnings on uncompleted contracts were as follows:

December 31,	2017
Costs incurred on uncompleted contracts	$157,881,749
Estimated earnings on uncompleted contracts	80,741,051
238,622,800
Less: billings to date	(200,934,783)
$37,688,017

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

These amounts are included in the accompanying combined consolidated unaudited balance sheet under the following captions:

December 31,	2017
Unbilled accounts receivable	$54,386,912
Deferred revenue – billings in excess of costs	(16,698,895)

$37,688,017

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consisted of the following:

December 31,	2017
Contracts receivable	$139,777,616
Allowance for revenue adjustments	(949,000)
Allowance for bad debts	(4,971,242)
Total allowances	(5,920,242)

Trade accounts receivable, net	$133,857,374

As of December 31, 2017, IR LLC had approximately $10.2 million of accounts receivable balances due primarily from three customers originating during 2014 - 2017. IR LLC, through its collection attorneys, continues to work with the customers’ insurance carriers to obtain full payment plus any interest due under the terms of the contracts. IR LLC has a successful history of collecting significant past due balances, particularly related to customer insurance claims. Other than a specific allowance of $503,000 recorded related to one of these customers, IR LLC management believes the customers and insurance companies have the ability and intent to pay amounts owed. At the date these financial statements were available to be issued, approximately $1.0 million has been collected on these balances.

If the financial condition of the Entities’ customers or their insurance companies were to deteriorate, adversely affecting their ability to make payments, additional allowances and or write-offs would be required.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

December 31,	2017
Furniture, fixtures and equipment	$8,706,434
Field equipment	23,076,186
Vehicles	12,064,355
Software licensing	1,841,581
Other assets	428,521
Leasehold improvements	6,960,174
53,077,251
Less: accumulated depreciation and amortization	(38,483,753)
Total property and equipment, net	$14,593,498

Depreciation expense was approximately $5.4 million during the year ended December 31, 2017.

6.	INTANGIBLE ASSETS

Intangible assets, excluding goodwill, consisted of the following:

December 31, 2017	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Trademarks and trade names	5-14 years	$4,806,583	$2,004,251	$2,802,332
Non-compete agreements	5 years	228,890	49,853	179,037
Favorable lease asset	18 months	36,000	30,000	6,000
Customer relationships	5-14 years	45,638,238	5,055,539	40,582,699
		50,709,711	7,139,643	43,570,068
Non-amortizing intangible assets:
Trade names	Indefinite	3,602,000	-	3,602,000
Total		$54,311,711	$7,139,643	$47,172,068

Amortization expense for the year ended December 31, 2017 on intangible assets was approximately $5.1 million.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

Assuming no future impairments, expected amortization expense related to amortizing intangible assets is as follows:

Year Ending December 31,	Total
2018	$4,551,543
2019	4,723,054
2020	3,943,988
2021	3,447,146
2022	2,974,635
Thereafter	23,929,702
$43,570,069

The Entities have goodwill recorded from acquisitions as follows:

	FOS	IR LLC	Total
January 1, 2017	$1,422,997	$18,299,630	$19,722,627
Adjustments	-	71,763	71,763
December 31, 2017	$1,422,997	$18,371,393	$19,794,390

7.	INVESTMENT HELD FOR DEFERRED COMPENSATION PLAN

In November 2011, IR LLC established a nonqualified deferred compensation plan (the “DC Plan”) covering certain employees. Participants may defer between 90% and 100% of specific types of compensation as defined in the plan document. IR LLC may also make contributions to the DC Plan. Participants are 100% vested in their deferrals. IR LLC contributions vest 20% each year in years two through six from the contribution date. Under terms of the DC Plan, the obligation is equal to the fair market value of the designated investments and is included in deferred compensation plan payable in the accompanying combined consolidated unaudited balance sheet. Gains or losses on the DC Plan’s investments are recognized as increases or decreases in the Plan’s obligations. Investments designated for retirement of the Plan’s obligations are stated at fair value. These funds are managed by an outside investment advisor. The investments under this plan consisted of only Level 1 investments in marketable securities as established by ASC 820 as of December 31, 2017. There were no participant or employer contributions during 2017 as the DC Plan was terminated in early 2017 and all obligations are expected to be paid out one year after termination.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

8.	DEBT

Debt consisted of the following:

December 31,	2017
Bellwether revolving line of credit, secured by substantially all assets of the entity. Borrowing base limit of $23 million or the sum of 85% of eligible accounts receivable and other criteria stated in the loan document, less the amount outstanding on the bridge loan and on outstanding letters of credit (maximum $3 million). Interest payable monthly at LIBOR index rate plus margin as defined (5.28% at December 31, 2017). Matured on November 5, 2017 and was extended to February 2, 2018. Refinanced with new lender with maturity date of February 2, 2023.	$17,000,000

Bellwether revolving bridge loan with maximum borrowing of $5 million, subject to existing line of credit provisions with interest payable monthly at LIBOR index rate plus margin as defined (6.28% at December 31, 2017). The bridge loan matured on November 5, 2017 and was extended through February 2, 2018. Refinanced with new lender with maturity date of February 2, 2023.	140,394

Bellwether term loan with quarterly payments of $675,000 beginning March 31, 2015 and interest payable monthly at LIBOR plus margin as defined (6.28% at December 31, 2017). The loan matured on November 5, 2017 and was extended through February 2, 2018. Refinanced with new lender with maturity date of February 2, 2023.	10,580,761

Bellwether equipment term loan with maximum borrowing of $7 million with interest payable monthly at fixed rate of 7.5% at December 31, 2016. Quarterly payments of $103,013 beginning June 30, 2016. The loan matured on November 5, 2017 and was extended through February 2, 2018. Refinanced with new lender with maturity date of February 2, 2023.	3,628,591

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

December 31,	2017
Bellwether subordinated member note payable in the amount of $6 million with interest from 6% - 10% per annum with quarterly principal payments of $375,000 beginning March 2015 and maturing on November 30, 2018. Paid in full with February 2, 2018 refinance.	3,000,000

IR Hawaii subordinated member note payable in the amount of $725,000 with interest at 6% per annum and quarterly principal payments of $60,417 through maturity on January 1, 2019. Paid in full with February 2, 2018 refinance.	302,084

IR LLC subordinated LLC note payable in the amount of $800,000 with interest at 6% per annum, no stated payments, all unpaid principal and accrued but unpaid interest due at maturity on December 9, 2020. Paid in full with February 2, 2018 refinance.	800,000

Bellwether subordinated convertible member notes payable in the amount of $6,000,000 with interest at 22% per annum, all unpaid principal and accrued but unpaid interest due at maturity on February 5, 2018. Paid in full with February 2, 2018 refinance.	6,000,000

Bellwether sub-total	41,451,830

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

December 31,	2017
Delos revolving loan agreement which matures on June 1, 2021, with variable interest at LIBOR plus 2.5% on a borrowing base, as defined in the agreement. Refinanced with new lender with maturity date of February 2, 2023.	5,570,311

Delos revolving loan agreement which matures on June 1, 2021, with variable interest at the Canadian prime rate plus 2.5% on a borrowing base, as defined in the agreement. Refinanced with new lender with maturity date of February 2, 2023.	11,938,223

Delos term loan in the amount of $2 million (Canadian) which matures on August 1, 2018 and requires 24 monthly principal payments of approximately $64,000 plus variable interest at Canadian prime rate plus 4% per annum. Refinanced with new lender with maturity date of February 2, 2023.	464,784

Delos unsecured subordinated promissory note in the amount of $8 million (Canadian) with interest at 8% per annum and no stated repayment terms. Convertible to equity in FOS entities. Original maturity date of July 5, 2017. Paid in full with February 2, 2018 refinance.	6,374,187
Delos sub-total	24,347,505
Total long term debt	65,799,335
Less: current portion	(2,250,000)
Less: debt issuance costs	(706,306)
Long term debt, net	$62,843,029

In connection with the February 2, 2018 merger, the entities obtained new senior lines of credit and a term loan which mature on February 2, 2023, both with variable rates plus margin, as defined totaling 5.75% and 9.82%, respectively at the loan date. The term loan requires quarterly principal payments of $750,000 until the amendment in February 2019 which increased the term loan by $50 million and the quarterly payments increased to $1,375,000.

In accordance with applicable accounting guidance, the future maturities have been reflected in the accompanying combined consolidated unaudited financial statements in accordance with the new credit facilities and any respective amendments through the date these financial statements were available to be issued.

The prior and new credit facilities require annual excess cash flow payments, as defined, toward the balance of the borrowings no later than June 30 of the following year. The credit facilities have certain financial covenants including fixed charge coverage and leverage ratios; capital expenditures limits; along with restrictions on member distributions, additional indebtedness and cash used for future acquisitions, with which the Entities were in compliance on December 31, 2017.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

The credit facilities are collateralized by substantially all assets and equity interests of the Entities. Certain subsidiaries serve as co-borrowers and guarantors.

All member notes payable are subordinated to the current senior credit facilities and subordinated note payments may be restricted under the terms of the current senior credit facilities.

As further described in Note 16 – Subsequent Events, all term loans and lines of credit were extinguished on June 21, 2019.

At December 31, 2017, the minimum annual principal payments for consolidated debt, reflective of new senior credit facilities, are as follows:

Year Ending December 31,	Total
2018	$2,250,000
2019	5,500,000
2020	5,500,000
2021	5,500,000
2022	5,500,000
2023	41,549,335
Total long-term debt	$65,799,335

9.	CAPITAL LEASES

Capital leases consisted of the following at December 31, 2017:

2017
Capital leases payable to financial institutions with interest rates ranging from 7% to 8% and maturities through December, 2021. Monthly payments are approximately $115,000. Obligations secured by vehicles.	$4,468,471

Less interest cost	(421,483)
4,046,988
Less current portion	(1,419,070)
$2,627,918

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

Future maturities of capital leases are as follows:

Year Ending December 31,	Total
2018	$1,236,712
2019	1,107,706
2020	875,971
2021	826,599
$4,046,988

Assets under capital lease approximate $9.5 million and related accumulated depreciation approximates $5.7 million as of December 31, 2017.

10.	PROFITS INTERESTS PAYABLE

Certain of the Bellwether contributed companies issued equity-based compensation arrangements to individuals who subsequently became employees of IR LLC. Awards were fully vested as of the date of grant, which permitted the employees to participate in future appreciation of the respective members’ equity. The profits interests will be paid in the form of cash or a promissory note at Bellwether’s discretion, or upon a terminating event, as defined within the profits interest agreement (the “Agreement”). Certain terminating events, as defined by the Agreement, require the employee to forfeit the profits interest without compensation.

In accordance with provisions of ASC 718, Compensation – Stock Compensation (“ASC 718”) and related guidance, these profits interest awards have characteristics that determine the classification as a liability and are re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense. Compensation expense associated with the change in fair value of these profits interests of $505,369 has been recognized in selling, general and administrative expenses in the accompanying combined consolidated unaudited statement of income and comprehensive income for the year ended December 31, 2017.

IR LLC granted 3% profits interest to a key employee, which was issued upon reaching target revenues and fully vested in 2013. In accordance with provisions of ASC 718 and related guidance, this profits interest award has characteristics that determine the classification as a liability and is re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense. Compensation expense of $2,541,600 associated with the change in fair value of this profits interest has been recognized in selling, general and administrative expense in the accompanying combined consolidated unaudited statement of income and comprehensive income for the year ended December 31, 2017. Distributions paid totaling $63,936 on this profits interests grant were recognized in selling, general and administrative expense in the accompanying combined consolidated unaudited statement of income and comprehensive income for the year ended December 31, 2017.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

December 31,	2017

Balance at January 1	$2,013,888
Change in valuation	3,046,969
Balance at December 31	$5,060,857

11.	INCOME TAXES

On December 22, 2017, the U.S. Tax Cuts and Jobs Act was enacted into law. This U.S. tax reform contains several key provisions including the reduction of the U.S. federal corporate income tax rate to 21% effective January 1, 2018, among a variety of other changes. As a result of the change in the corporate tax rate, the Entities remeasured their deferred tax assets and liabilities as of December 31, 2017 based on the rate at which they are expected to reverse in the future. This remeasurement and interpretation of the new law is provisional subject to clarifications of the provisions of the new legislation and final calculations.

The components of income tax (benefit) expense consisted of the following:

Year Ended December 31,	2017
Current:
Federal	$1,451,500
State	444,438
Foreign	1,315,872
3,211,810

Deferred:
Federal	(365,847)
State	(36)
Foreign	(2,917,276)
(3,283,159)
Total tax benefit	$(71,349)

The Entities’ effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, including operating loss carryforwards. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

The types of temporary differences between the tax basis of assets and liabilities that give rise to a significant portion of the deferred tax assets and liabilities and their approximate tax effects are as follows:

December 31,	2017
Components of net long-term deferred tax assets (liabilities):
Basis difference in intangibles	$(378,295)
Federal and state net operating losses	306,136
Allowances	193,896
Accrued expenses	569,944
Capital leases	1,615,059
Basis difference in property and equipment	(396,811)
Other	382,941
2,292,870
Valuation allowance	(59,538)
Total net deferred tax assets	$2,233,332

At December 31, 2017, Bellwether has approximately $59,000 available in federal and state unused net operating losses that may be applied against future taxable income and that expire December 31, 2028. Based on the available objective evidence regarding net operating losses of a taxable subsidiary that ceased operations, management believes it is more likely than not that the net operating losses associated with this entity will not be fully realizable. Accordingly, Bellwether provided for a valuation allowance of approximately $59,000 against these net operating losses at December 31, 2017.

At December 31, 2017, Delos has approximately $4.1 million in U.S. federal unused net operating losses that may be applied against future U.S. taxable income. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, Delos management believes it is more likely than not it will realize its net deferred tax assets and no valuation allowance has been established at December 31, 2017.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

12.	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Entities lease land, buildings, equipment, and vehicles under various operating leases through October 2023, certain of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). In accordance with GAAP, the Entities record monthly rent expense on a straight-line basis and reflect a deferred rent liability for the difference between straight-line rent and actual rent payments.

Minimum lease payments, for each of the succeeding five years and thereafter, under operating leases with initial terms in excess of one year are, as follows:

Years Ending December 31,
2018	$5,958,764
2019	4,732,051
2020	3,321,936
2021	1,911,538
2022	740,237
Thereafter	67,906
$16,732,432

Rent expense was approximately $6.8 million during the year ended December 31, 2017.

Letters of Credit

FOS has outstanding letters of credit of approximately $251,000 at December 31, 2017, which currently will expire in September 2019 and January 2020.

Surety Bonds

IR LLC, as a condition for entering into certain construction contracts, had outstanding surety bonds totaling approximately $18 million related to U.S. operations at December 31, 2017. There are de minimis surety bonds related to Canadian operations at December 31, 2017.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

Section 401(k) Retirement Plan

IR LLC has a Section 401(k) retirement plan (the “Plan”) covering certain employees. Employees are generally eligible to participate after reaching 21 years of age and attaining six months of employment. Eligible employees can contribute up to eighty percent of their considered elective deferrals, subject to IRS limitations. In addition, the Plan allows for catch-up contributions for those participants aged 50 or older. IR LLC’s match is a discretionary percentage of considered earnings and vests over a five-year period. IR LLC’s match for the year ended December 31, 2017 was approximately $520,000.

Litigation

The Entities are subject to various claims and legal matters in the ordinary course of business. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Entities.

Indemnification of Directors and Officers

Under the terms of the Entities’ operating agreements, the directors and officers have been indemnified for any action or any failure to act on behalf of the Entities within the authority as directors and officers, unless the act or omission was performed or omitted fraudulently, as defined.

Employment Agreements

The Entities have entered into employment agreements with certain key employees that stipulate salary, bonus and termination provisions.

13.	EQUITY

Bellwether International Group LLC

Under the terms of the Bellwether operating agreement (the “Bellwether Agreement”) the entity has one class of members’ equity and the members’ capital account is increased for capital contributions and allocation of profits and decreased for distributions and allocation of losses.

Under the terms of the Bellwether Agreement, certain members will receive a preference amount upon certain liquidating events, as defined in the Agreement. The preference amount payable upon a liquidating event is as follows: (i) $10 million, if the aggregate net proceeds are less than or equal to $50 million; (ii) $8 million if the aggregate net proceeds are greater than $50 million but less than or equal to $75 million; (iii) $5 million if the aggregate net proceeds are greater than $75 million but less than or equal to $100 million; and (iv) none if the aggregate net proceeds are greater than $100 million.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

No member units were issued or redeemed during 2017.

Bellwether Member Unit Subscription Agreement

As part of the Statewide acquisition, Bellwether issued 514 units to a key employee valued at $4 million. The unit subscription agreement provides that upon termination of employment, the member/employee has the option to put the 514 units back to Bellwether and Bellwether has the option to redeem the units. The redemption of the units is contingent upon a future termination event and the exercise of the put or call option, which is not certain. In accordance with ASC 480 – Distinguishing Liabilities from Equity (“ASC 480”), should a termination event occur and the redemption be exercised by the employee/member or Bellwether, the then fair value of the units will be reclassified from equity to a liability, payable as defined in the agreement.

IR-Hawaii Non-Controlling Interest

At its formation, Interstate Restoration Hawaii LLC (“IR Hawaii”) issued 2,500 units to a member representing 25% ownership interest. Upon sale of IR Hawaii, the member has the option to put the 2,500 units back to IR Hawaii and IR Hawaii has the option to redeem the units. The redemption of the units is contingent upon a future sale of IR Hawaii and the exercise of the put or call option, which is not certain. In accordance with ASC 480, Distinguishing Liabilities from Equity, should a sale event occur, and the redemption be exercised by the member or IR Hawaii, the then fair value of the units will be reclassified from equity to a liability, payable as defined in the agreement.

Delos MBHE FOS LP

Partners’ capital accounts are increased for capital contributions and allocation of profits and decreased for distributions and allocation of losses.

14.	RELATED PARTY TRANSACTIONS

Bellwether receives administrative support from a member. Amounts paid for administrative support for the year ended December 31, 2017 were $225,000.

The Entities’ rent office space from related parties. Rents paid for these facilities for the year ended December 31, 2017 totaled approximately $591,000.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

15.	BACKLOG (UNAUDITED)

The following schedule shows a reconciliation of backlog representing the amount of revenue the Entities expect to realize from work to be performed on uncompleted contracts in progress at December 31, 2017 and from contractual agreements on which work has not yet begun.

(Unaudited)
Balance, January 1, 2017	$53,281,556
New contracts	443,477,372
Less: Contract revenue earned	(393,011,280)
Balance, December 31, 2017	$103,747,648

16.	SUBSEQUENT EVENTS

The Entities have evaluated subsequent events through August 13, 2019 which is the date the combined consolidated unaudited financial statements were available to be issued. There are no material subsequent events that required recognition or additional disclosure in these combined consolidated unaudited financial statements other than as described below:

On February 2, 2018 the Entities were merged into a newly-formed corporation incorporated in Delaware. In accordance with ASC 805, the assets and liabilities were transferred to the new entity at carrying value and the Entities debt facilities were refinanced with new lenders. On that date, the Entities obtained new lines of credit and a term loan and refinanced approximately $49 million in existing debt. As allowed by the new senior credit facilities, a $32 million distribution was made to Global Restoration Holdings, LLC.

In February 2019 the term loan agreement was amended to obtain an additional $50 million under the existing terms and original maturity date. As allowed by the term loan agreement, a $50 million distribution was made to Global Restoration Holdings, LLC.

On June 21, 2019, FirstService Corporation acquired 95% of Global Restoration Holdings, LLC. The remaining 5% of equity ownership will be retained by the existing senior management team, who will stay on to continue to lead the day-to-day operations. In connection with the acquisition, approximately $115 million was paid to terminate the existing term loan and lines of credit.

On July 15, 2019, IR LLC entered into an asset purchase agreement to acquire substantially all the assets of ASR Construction, Inc., a California Corporation, for approximately $9 million, subject to working capital adjustments and contingent consideration, as defined in the asset purchase agreement. IR LLC paid cash and $2.5 million promissory note bearing interest at 5% per annum. Transaction costs were expensed as incurred.

Bellwether International Group LLC and Subsidiaries

and Delos MBHE FOS LP and Subsidiaries

Notes to Combined Consolidated Unaudited Financial Statements

On August 9, 2019, FOS entered into a purchase agreement to acquire substantially all the assets of JPL Disaster Recovery a Quebec Canada entity, for approximately $4.5 million. Closing is expected to occur in approximately four weeks.

FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

FirstOnSite USA Holdings Inc. and Subsidiaries

Contents

Unaudited Condensed Combined Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018	2

Unaudited Condensed Combined Consolidated Statements of Income and Comprehensive Income for the Three Months Ended March 31, 2019 and 2018	4

Unaudited Condensed Combined Consolidated Statements of Changes in Stockholder’s Equity for the Three Months Ended March 31, 2019 and 2018	5

Unaudited Condensed Combined Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2019 and 2018	6

Notes to Unaudited Condensed Combined Consolidated Financial Statements	8

FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Balance Sheets

	March 31, 2019	December 31, 2018
Assets

Current:
Cash and cash equivalents	$152,266	$264,056
Accounts receivable:
Trade, net of allowance	127,220,851	118,765,681
Unbilled - costs in excess of billings	31,341,401	45,155,381
Inventory and supplies	2,428,054	2,360,762
Prepaid and other	3,280,159	3,169,174

Total current assets	164,422,731	169,715,054

Property and equipment, net	14,397,868	13,966,703

Other assets:
Advances to Parent	107,498,503	57,163,731
Intangible assets, net	41,308,212	42,326,760
Goodwill	19,842,212	19,842,212
Deferred tax assets, net	2,914,095	3,082,071
Deposits	231,367	198,813
Total other assets	171,794,389	122,613,587
Total assets	$350,614,988	$306,295,344

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Balance Sheets

	March 31, 2019	December 31, 2018
Liabilities and Stockholder's Equity

Liabilities
Current:
Checks drawn against future deposits	$1,759,630	$6,320,570
Accounts payable - trade	26,510,756	33,161,817
Accrued expenses	6,210,586	8,980,687
Accrued compensation	9,545,316	17,094,259
Income taxes payable	2,676,648	1,607,202
Deferred revenue - billings in excess of costs	14,295,861	15,476,101
Current maturities of long-term debt	5,500,000	5,500,000
Current maturities of capital leases	1,596,862	1,289,995
Total current liabilities	68,095,659	89,430,631

Long-term liabilities:
Line of credit, net of debt issuance costs	51,082,017	41,240,284
Long-term debt, less current maturities, net of debt issuance costs	65,056,168	13,773,688
Capital leases, less current maturities	4,050,190	3,409,530
Deferred rent and other	102,724	31,430

Total long-term liabilities	120,291,099	58,454,932

Total liabilities	188,386,758	147,885,563

Commitments and contingencies

Stockholder's equity:
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	69,988,773	70,058,395
Retained earnings	91,637,901	88,179,322
Accumulated comprehensive loss	(1,314,482)	(1,708,869)
Noncontrolling interest	1,916,038	1,880,933

Total stockholder's equity	162,228,230	158,409,781

Total liabilities and stockholder's equity	$350,614,988	$306,295,344

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Statements of Income and Comprehensive Income

For the Three Months Ended March 31,	2019	2018
Net revenues	$101,239,418	$99,001,721

Cost of revenues, including depreciation of $750,075 and $765,779	64,259,070	63,581,452

Gross profit	36,980,348	35,420,269

Operating expenses:
Selling, general and administrative	27,133,069	25,420,412
Depreciation and amortization	1,755,939	1,833,745
Gain on disposal of property and equipment	(5,885)	(218,689)

Total operating expenses	28,883,123	27,035,468

Income from operations	8,097,225	8,384,801

Other income (expense):
Interest income	905	914
Interest expense	(2,113,600)	(2,045,837)
Foreign currency (loss) gain	(448,291)	238,470
Other income	53,223	37,412

Total other expense	(2,507,763)	(1,769,041)
Income before tax expense	5,589,462	6,615,760
Income tax expense	2,393,384	2,498,832
Net income	$3,196,078	$4,116,928

Less: Net income attributable to noncontrolling interest	35,105	405,208
Net income attributable to FirstOnSite USA Holdings, Inc.	$3,160,973	$3,711,720

Other comprehensive income (loss):
Foreign currency translation	394,387	(490,429)
Total other comprehensive income	$3,555,360	$3,221,291

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Statements of Changes in Stockholder’s Equity

Three Months Ended March 31, 2018	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Stockholder's Equity

Balance, January 1, 2018	1,000	$70,058,395	$64,944,254	$(520,468)	$339,464	$134,821,645
Foreign currency translation	-	-	-	(490,429)	-	(490,429)
Stock compensation (recovery)	-	(558,890)	-	-	-	(558,890)
Net income	-	-	3,711,720	-	405,208	4,116,928

Balance, March 31, 2018	1,000	$69,499,505	$68,655,974	$(1,010,897)	$744,672	$137,889,254

Three Months Ended March 31, 2019	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Stockholder's Equity

Balance, January 1, 2019	1,000	$69,760,789	$88,476,928	$(1,708,869)	$1,880,933	$158,409,781
Foreign currency translation	-	-	-	394,387	-	394,387
Stock compensation	-	227,984	-	-	-	227,984
Net income	-	-	3,160,973	-	35,105	3,196,078

Balance, March 31, 2019	1,000	$69,988,773	$91,637,901	$(1,314,482)	$1,916,038	$162,228,230

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents
For the Three Months Ended March 31,	2019	2018
Cash flows from operating activities:
Net income	$3,196,078	$4,116,928
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,506,014	2,599,524
Amortization of deferred financing costs	305,649	214,772
Change in accounts receivable allowances	7,255	(54,715)
Deferred income tax expense	167,976	395,405
Gain on disposal of property and equipment	(5,885)	(218,689)
Goodwill adjustment	-	(47,822)
Profits interest compensation expense (recovery)	227,984	(558,890)
Change in operating assets and liabilities: Accounts receivable trade	(8,462,425)	1,639,937
Accounts receivable unbilled (costs in excess)	13,813,980	16,376,684
Inventory and supplies	(67,292)	(55,595)
Prepaid and other and deposits	(143,539)	(79,787)
Deferred revenue - billings in excess of costs	(1,180,240)	(1,413,673)
Accounts payable-trade and accrued expenses	(16,970,105)	(24,994,189)
Deferred comp plan payable	-	(152,652)
Income tax payable	1,069,446	1,966,299
Net cash used in operating activities	(5,535,105)	(266,463)
Cash flows from investing activities:
Proceeds from the sale of property and equipment	78,379	218,689
Purchases of property and equipment	(195,982)	(647,629)
Sale of investments for deferred comp plan	-	170,625
Net cash used in investing activities	(117,603)	(258,315)
Cash flows from financing activities:
Checks drawn against future deposits	(4,560,940)	(121,609)
Borrowings on line of credit, net	12,155,063	13,449,322
Proceeds from long-term debt	50,000,000	60,000,000
Payments on long-term debt	-	(16,935,695)
Payments on capital leases	(947,527)	(377,852)
Deferred financing costs	(1,336,500)	(5,198,185)
Distributions to Parent	(50,334,772)	(50,857,042)
Net cash provided by (used in) financing activities	4,975,325	(41,060)
Effect of exchange rate changes on cash	565,593	679,046
Net change in cash and cash equivalents	(111,790)	113,208
Cash and cash equivalents, beginning of year	264,056	-
Cash and cash equivalents, end of year	$152,266	$113,208

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Unaudited Condensed Combined Consolidated Statements of Cash Flows

For the Three Months Ended March 31,	2019	2018
Supplemental disclosure of cash flow information:
Cash paid for interest	$773,713	$1,297,199
Cash paid for income and franchise taxes	$1,900,675	$303,750
Non-cash investing activities:
Acquisition of equipment through capital lease	$1,795,142	$759,850

See accompanying notes to the unaudited condensed combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 1 – Description of Business and Basis of Presentation

Description of Business

FirstOnSite USA Holdings, Inc. and its Subsidiaries (the “Company”) are engaged in providing recovery and construction services. Such services include emergency pre-planning and response, drying, mold remediation, fire and water damage restoration, reconstruction, equipment and technology restoration and project management. The Company maintains offices in various locations in the United States and Canada, with headquarters in Fort Worth, Texas and Mississauga, Ontario Canada.

Basis of Presentation

The Company was formed in Delaware in January 2018 to combine the equity interests of Bellwether International Group LLC and Subsidiaries (“Bellwether”) and Delos MBHE FOS LP and Subsidiaries (“Delos”), who are defined as entities under common control.

In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, recognized assets and liabilities of Bellwether and Delos were transferred to the Company at their carrying amounts on the date of transfer, February 2, 2018. These combined consolidated financial statements report the results of operations as though the transfer had occurred on January 1, 2018.

The accompanying combined consolidated financial statements include the activities of FirstOnSite USA Holdings Inc. and its wholly owned and majority owned subsidiaries: FirstOnSite Restoration, Inc. (comprised of FirstOnSite Canadian Holdings, Inc. and FirstOnSite Restoration Limited) (collectively “FOS”); Interstate Restoration LLC (comprised of Interstate Restoration Group, Inc., Colorado Fire and Flood, LLC, Mazur Holdings, Inc., Interstate Restoration – California LP and Interstate Restoration de Mexico S de R.L. de C.V.) and Interstate Restoration Hawaii LLC (collectively “IR LLC”).

The Company is wholly-owned by Global Restoration Holdings LLC through its ownership of Bellwether FOS Holdco, Inc. (collectively, the “Parent”), whose activities are excluded from these unaudited condensed combined consolidated financial statements. Advances to Parent in the combined consolidated balance sheets are reflective of activities of the Company with its Parent.

As further described in Note 15 – Subsequent Events, FirstService Corporation acquired 95% of Bellwether FOS Holdco, Inc which is the parent company of FirstOnSite USA Holdings, Inc.

Principles of Consolidation and Non-Controlling Interests

These unaudited condensed combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements as of that date, but does not include all disclosures, including notes required by GAAP. As such, this quarterly report should be read in conjunction with the financial statements and relates notes included in the Company’s consolidated financial statements for the year ended December 31, 2018. The Company follows the same accounting policies for preparing quarterly and annual financial statements.

The accompanying unaudited condensed combined consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other entities in which the Company has a controlling financial interest. In accordance with ASC 810, Consolidation, for consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for subsidiaries is presented as net income applicable to noncontrolling interests on the accompanying condensed combined consolidated statements of income and comprehensive income, and the portion of the stockholder’s equity of such subsidiaries is presented as noncontrolling interests on the accompanying condensed combined consolidated balance sheets and accompanying condensed combined consolidated statements of stockholder’s equity. All significant intercompany transactions and accounts have been eliminated.

NOTE 2 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material to the combined consolidated financial statements.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”). The new revenue recognition standard supersedes all existing revenue recognition guidance. Under ASU 2014-09, an entity must recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition will include qualitative and quantitative information about contracts with customers, significant judgments and changed judgments, and assets recognized from costs to obtain or fulfill a contract. The new revenue recognition standard is effective for annual periods beginning after December 15, 2018. Management is currently evaluating the potential impact of this new standard on the Company’s combined consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Leases (“ASU 2016-2”), which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. ASU 2016-02 was originally effective for fiscal periods beginning after December 15, 2019, but has been delayed for private companies for one additional year. Management is currently evaluating the potential impact of this new standard on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (Topic 326), Financial Instruments – Credit Losses (“ASU 2016-13”), which requires entities to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for annual periods beginning after December 15, 2020, and early adoption is permitted. The adoption of ASU 2016-03 is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (Topic 350), Intangibles – Goodwill and Other (“ASU 2017-04”), which eliminates Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative step, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. ASU 2017-04 is effective for the Company’s annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2017-04 on its consolidated financial statements.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 3 – CONTRACT BILLING STATUS

Cost and estimated earnings on uncompleted contracts were as follows:

	March 31, 2019	December 31, 2018
Costs incurred on uncompleted contracts	$153,098,695	$166,935,486
Estimated earnings on uncompleted contracts	67,707,596	75,624,112
	220,806,291	242,559,598
Less: billings to date	(203,760,752)	(212,880,318)
	$17,045,540	$29,679,280

These amounts are included in the accompanying unaudited combined consolidated balance sheets under the following captions:

	March 31,	December 31,
	2019	2018
Unbilled – costs in excess of billings	$31,341,401	$45,155,381
Deferred revenue – billings in excess of costs	(14,295,861)	(15,476,101)
	$17,045,540	$29,679,280

NOTE 4 – TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consisted of the following:

	March 31,	December 31,
	2019	2018
Contracts receivable	$132,956,158	$124,456,165
Allowance for revenue adjustments	(918,000)	(918,000)
Allowance for claims	(700,000)	(700,000)
Allowance for bad debts	(4,117,307)	(4,072,484)
Total allowances	(5,735,307)	(5,690,484)
Trade accounts receivable, net	$127,220,851	$118,765,681

As of March 31, 2019, the Company had approximately $16 million of accounts receivable balances due primarily from five customers originating during 2015 - 2018. The Company, through its collection attorneys, continues to work with the customers’ insurance carriers to obtain full payment plus any interest due under the terms of the contracts. The Company has a successful history of collecting significant past due balances, particularly related to customer insurance claims. Management believes the customers and insurance companies have the ability and intent to pay amounts owed. However, if the financial condition of the Company’s customers or their insurance companies were to deteriorate, adversely affecting their ability to make payments, additional allowances and or write-offs would be required.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	March 31, 2019	December 31, 2018
Furniture, fixtures and equipment	$9,268,155	$9,042,906
Field equipment	23,509,065	23,352,621
Vehicles	13,725,126	12,422,739
Software licensing	2,211,439	2,142,381
Other assets	14,400	14,400
Leasehold improvements	7,180,313	6,986,096
	55,908,498	53,961,143
Less: accumulated depreciation and amortization	(41,510,630)	(39,994,440)

Total property and equipment, net	$14,397,868	$13,966,703

Depreciation expense was approximately $1.4 million and $1.4 million during the three months ended March 31, 2019 and 2018, respectively.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 6 – INTANGIBLE ASSETS

Intangible assets, excluding goodwill, consisted of the following:

March 31, 2019	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Trademarks and trade names	5-14 years	$3,206,366	$2,611,878	$594,488
Contractual backlog	18 months	1,600,217	304,803	1,295,414
Non-compete agreements	5 years	228,890	108,379	120,511
Customer relationships	5-14 years	45,638,842	9,943,043	35,695,799
		50,674,315	12,968,103	37,706,212
Non-amortizing intangible assets:
Trade names	Indefinite	3,602,000	-	3,602,000

Total		$54,276,315	$12,968,103	$41,308,212

December 31, 2018	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Trademarks and trade names	5-14 years	$4,806,583	$2,749,436	$2,057,147
Non-compete agreements	5 years	228,890	96,674	132,216
Customer relationships	5-14 years	45,568,600	9,033,203	36,535,397
		50,604,073	11,879,313	38,724,760
Non-amortizing intangible assets:
Trade names	Indefinite	3,602,000	-	3,602,000
Total		$54,206,073	$11,879,313	$42,326,760

Amortization expense for the three months ended March 31, 2019 and 2018 on intangible assets was approximately $1.1 million and $1.1 million, respectively.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

Assuming no future impairments, expected amortization expense related to amortizing intangible assets as of March 31, 2019 is as follows:

Total
2019	$3,272,780
2020	4,009,042
2021	3,985,306
2022	3,725,485
2023	3,724,831
Thereafter	18,988,768
$37,706,212

NOTE 7 – DEBT

Debt consisted of the following:

	Balance as of
	March 31, 2019	December 31, 2018
Term loan	$72,750,000	$22,750,000
Revolving line of credit - U.S. operations	32,400,701	23,336,158
Revolving line of credit - Canadian operations	22,484,495	19,393,974
Total debt	127,635,196	65,480,132
Debt issuance costs	(5,997,011)	(4,966,160)
Total debt, net	121,638,185	60,513,972
Current maturities of long-term debt	(5,500,000)	(5,500,000)
Long-term debt, net of current portion and debt issuance costs	$116,138,185	$55,013,972

Term Loan

On February 2, 2018, the Company obtained a term loan in the amount of $60 million maturing on February 2, 2023, with quarterly payments of $750,000 and variable interest at LIBOR plus a margin, as defined (10.76% at March 31, 2019). In February 2019, the Company’s term loan agreement was amended to obtain an additional $50 million under the existing terms and original maturity date, with payments amended to $1,375,000 per quarter. The term loan requires an annual excess cash flow payment, as defined, toward the balance of the borrowing no later than June 30 of the following year. The credit facility is collateralized by substantially all assets and equity interests of the Company. The term loan is subordinated to the revolving line of credit facilities under an inter-creditor agreement between the lenders. Further, the Company’s subsidiaries serve as co-borrowers and guarantors and the Parent additionally serves as guarantor.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

As further described in Note 15 – Subsequent Events, the remaining balance on the term loan was extinguished on June 21, 2019.

Revolving Line of Credit – U.S. Operations

On February 2, 2018, the Company obtained a revolving line of credit initially funded at $37.5 million, which matures on February 2, 2023, with variable interest at LIBOR plus a margin, as defined on $20 million (4.54% at March 31, 2019) and variable interest at U.S. prime rate plus a margin as defined on approximately $3.3 million (6.5% at March 31, 2019). Availability on the line of credit is limited to a defined borrowing base on IR LLC’s billed and unbilled accounts receivable with maximum borrowings of $47 million.

Revolving Line of Credit – Canadian Operations

On February 2, 2018, the Company amended an existing FOS line of credit which matures on February 2, 2023, with variable interest at LIBOR plus a margin, as defined on approximately $5.3 million (5.1% at March 31, 2019) and variable interest at the Canadian prime rate plus a margin as defined on approximately $1.7 million (4.5% at March 31, 2019). Availability on the line of credit is limited to a defined borrowing base on FOS’s billed and unbilled accounts receivable with maximum borrowings of $45 million Canadian dollars.

As further described in Note 15 – Subsequent Events, the remaining balance on the lines of credit were extinguished on June 21, 2019.

The credit facilities are collateralized by substantially all assets and equity interests of the Company. The Company’s subsidiaries serve as co-borrowers and guarantors and the Parent additionally serves as guarantor.

Bellwether’s existing revolving line of credit and term loans in the amount of approximately $49 million were refinanced with the Company’s credit facilities described above.

Delos’s existing revolving line of credit and term loan in the amount of approximately $29 million were refinanced with the Company’s term loan and revolving line of credit described above.

The Company’s credit facilities have certain financial covenants including fixed charge coverage and leverage ratios; capital expenditures limits; along with restrictions on member distributions, additional indebtedness and cash used for future acquisitions. The Company was in compliance with such financial covenants at March 31, 2019 and December 31, 2018.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 8 – CAPITAL LEASES

Capital leases consisted of the following:

	March 31, 2019	December 31, 2018
Capital leases payable to financial institutions with interest rates ranging from 7% to 8% and maturities through December, 2023. Monthly payments are approximately $139,000 and $115,000, respectively. Obligations secured by vehicles.	$6,098,816	$5,249,006
Less interest cost	(451,764)	(549,481)
	5,647,052	4,699,525
Less current portion	(1,596,862)	(1,289,995)
	$4,050,190	$3,409,530

Future payments of capital leases as of March 31, 2019 are as follows:

Total
2019	$1,398,486
2020	1,670,138
2021	1,320,742
2022	1,243,288
2023	466,162
$6,098,816

Assets under capital lease approximate $11.9 million and $10.5 million and related accumulated depreciation approximates $6.5 million and $6.0 million as of March 31, 2019 and December 31, 2018, respectively.

NOTE 9 – STOCK COMPENSATION ARRANGEMENTS

Certain of the Bellwether contributed companies issued equity-based compensation arrangements who subsequently became employees of IR LLC. Awards were fully vested as of the date of grant, which permitted the employees to participate in future appreciation of the respective members’ equity. The profits interests will be paid in the form of cash or a promissory note at the Company’s discretion, or upon a terminating event, as defined within the profits interest agreement (the “Agreement”). Certain terminating events, as defined by the Agreement, require the employee to forfeit the profits interest without compensation.

In accordance with provisions of ASC 718, Compensation – Stock Compensation (“ASC 718”) and related guidance, these profits interest awards have characteristics that determine the classification as a liability and are re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense. On February 2, 2018 the profits interests were exchanged for profits interests in the Parent and the liability was transferred to the Parent.

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FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

IR LLC granted 3% profits interest to a key employee, which was issued upon reaching target revenues and fully vested in 2013. In accordance with provisions of ASC 718 and related guidance, this profits interest award has characteristics that determine the classification as a liability and are re-measured at estimated fair value at each subsequent reporting period with any adjustment being recorded as compensation expense. On February 2, 2018 the profits interest in IR LLC was exchanged for a profits interest in the Parent and the liability was transferred to the Parent.

Compensation expense continues to be recorded by IR LLC associated with the change in fair value of the profits interest liabilities at each reporting date. Approximately $228,000 and $(559,000) compensation expense (recovery) has been recognized in selling, general and administrative expenses in the accompanying condensed combined consolidated statements of income and comprehensive income for the three months ended March 31, 2019 and March 31, 2018, respectively.

The profits interest liabilities held by the Parent approximated $4.7 million and $4.8 million at March 31, 2019 and December 31, 2018, respectively.

See Note 15 – Subsequent Events which discusses the sale that occurred on June 21, 2019.

Parent Value A Units

The Company’s Parent issued approximately 14 million Value A units to key employees in 2018 with a fair value of $498,700. The units vest at 25% annually over a four-year period and are contingent on continued employment with the Company or any of its subsidiaries. Certain events allow the Parent the right, but not the obligation, to repurchase the units as specified in the agreement. In accordance with applicable accounting guidance, the awards were classified as equity by the Parent and recorded at fair value. Compensation expense is recorded by the Company as the requisite service is rendered. Compensation expense during the three months ended March 31, 2019 was insignificant.

17

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 10 – INCOME TAXES

The components of income tax expense consisted of the following:

Three Months ended March 31,	2019	2018
Current:
Federal and state	$1,849,547	$1,869,555
Foreign	375,861	233,872
	2,225,408	2,103,427

Deferred:
Federal and state	(41,620)	(1,009,636)
Foreign	209,596	1,405,041
	167,976	395,405
Income tax expense	$2,393,384	$2,498,832

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, including operating loss carryforwards. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

18

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

The types of temporary differences between the tax basis of assets and liabilities that give rise to a significant portion of the deferred tax assets and liabilities and their approximate tax effects are as follows:

	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Components of net long-term deferred tax assets
(liabilities):
Basis difference in intangibles	$497,670	$133,443
Federal and state net operating losses	397,893	490,916
Allowances	11,590	11,590
Accrued expenses	1,101,056	2,018,758
Interest limitation	24,571	24,571
Effect of passthrough entities	1,202,037	929,315
Basis difference in property and equipment	(320,722)	(319,277)
Other	-	(207,245)
Total net deferred tax assets, net	$2,914,095	$3,082,071

At December 31, 2018, the Company has approximately $2.4 million available in U.S. federal unused net operating losses that may be applied against future U.S. taxable income, limited to 80%. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not that the Company will realize its net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases land, buildings, equipment, and vehicles under various operating leases through October 2024, certain of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). In accordance with GAAP, the Company records monthly rent expense on a straight-line basis and reflects a deferred rent liability for the difference between straight-line rent and actual rent payments.

19

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

Minimum lease payments, for each of the succeeding five years and thereafter, under operating leases with initial terms in excess of one year are, as follows as of March 31, 2019:

Years ending December 31,
2019	$5,683,798
2020	6,478,369
2021	4,539,734
2022	2,270,658
2023	1,095,480
Thereafter	380,824
$20,448,863

Rent expense was approximately $1.8 million during each of the three months ended March 31, 2019 and 2018.

Letters of Credit

FOS has outstanding letters of credit of approximately $230,000 at March 31, 2019 and December 31, 2018, respectively, which currently expire during periods through January 2020.

Surety Bonds

The Company, as a condition for entering into certain construction contracts, had outstanding surety bonds totaling approximately $20 million and $23 million related to U.S. operations at March 31, 2019 and December 31, 2018, respectively. There are de minimis surety bonds related to Canadian operations at March 31, 2019 and December 31, 2018.

Section 401(k) Retirement Plan

IR LLC has a Section 401(k) retirement plan (the “Plan”) covering certain employees. Employees are generally eligible to participate after reaching 21 years of age and attaining six months of employment. Eligible employees can contribute up to eighty percent of their considered elective deferrals, subject to IRS limitations. In addition, the Plan allows for catch-up contributions for those participants aged 50 or older. The Company match is a discretionary percentage of considered earnings and vests over a five-year period. The Company match for the three months ended March 31, 2019 and 2018 was not significant.

Canadian Retirement Plan

FirstOnSite Restoration Ltd. has a Registered Retirement Savings Plan (RRSP) and Deferred Profit Sharing Plan (DPSP) group retirement plan (the “Plan”) covering certain employees. Employees are generally eligible to participate after reaching 18 years of age and attaining six months of employment. Eligible employees can contribute one point five percent (1.5%) of their pensionable earnings (excluding overtime and bonuses) to the RRSP and receive an employer match of one point five percent (1.5%) to the DPSP. DPSP Vesting is after two years of plan membership. In addition, the Plan allows for extra voluntary contributions.

20

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

Litigation

The Company is subject to various claims and legal matters in the ordinary course of business. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Indemnification of Directors and Officers

Under the terms of the Company’s operating agreements, the directors and officers of the Company have been indemnified for any action or any failure to act on behalf of the Company within the authority as directors and officers, unless the act or omission was performed or omitted fraudulently, as defined.

Employment Agreements

The Company has entered into employment agreements with certain key employees that stipulate salary, bonus and termination provisions.

NOTE 12 – STOCKHOLDER’S EQUITY

The Company issued 1,000 shares to its Parent on January 30, 2018. For purposes of presentation of combination and consolidation of entities under common control, the issuance date is reflected on the first day of the year. As of March 31, 2019 and December 31, 2018, 1,000 common shares are issued, authorized and outstanding.

Under the terms of the Company’s operating agreement, additional capital contributions are discretionary. In addition, distributions are discretionary and may be limited by provisions in existing credit facility agreements. No distributions were paid by the Company during the three months ended March 31, 2019 and 2018.

Non-Controlling Interest

At its formation, Interstate Restoration Hawaii LLC (“IR Hawaii”) issued 2,500 units to a member representing 25% ownership interest. Upon sale of the Company, the member has the option to put the 2,500 units back to IR Hawaii and IR Hawaii has the option to redeem the units. The redemption of the units is contingent upon a future sale of the Company and the exercise of the put or call option, which is not certain. In accordance with ASC 480, Distinguishing Liabilities from Equity, should a sale event occur, and the redemption be exercised by the member or the Company, the then fair value of the units will be reclassified from equity to a liability, payable as defined in the agreement.

See Note 15 – Subsequent Events which discusses the sale that occurred on June 21, 2019.

21

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company receives administrative support from members of the Parent. Amounts paid for administrative support for the three months ended March 31, 2019 and 2018 totaled approximately $200,000 and $171,000, respectively.

The Company rents office space from related parties. Rents paid for these facilities for the three months ended March 31, 2019 and 2018 totaled approximately $160,000 and $123,000, respectively.

Advances were made to the Parent in the amount of approximately $50 million and $32 million during the three months ended March 31, 2019 and March 31, 2018, respectively and are included in Advances to Parent in the combined consolidated balance sheets.

NOTE 14 – BACKLOG

The following schedule shows a reconciliation of backlog representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at March 31, 2019 and from contractual agreements on which work has not yet begun.

Balance, January 1, 2019	$70,572,980
New contracts	114,840,263
Less: Contract revenue earned	(101,239,418)

Balance, March 31, 2019	$84,173,825

NOTE 15 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2019 which is the date the combined consolidated financial statements were available to be issued. There are no material subsequent events that required recognition or additional disclosure in these combined consolidated financial statements other than as described below:

On June 21, 2019, FirstService Corporation acquired 95% of Bellwether FOS Holdco, Inc which is the parent company of FirstOnSite USA Holdings, Inc. The remaining 5% of equity ownership will be retained by the existing senior management team, who will stay on to continue to lead the day-to-day operations. In connection with the acquisition, approximately $115 million was paid to extinguish and terminate the existing term loan and lines of credit.

22

FirstOnSite USA Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Combined Consolidated Financial Statements

On July 15, 2019, IR LLC entered into a purchase agreement to acquire substantially all the assets of ASR Construction, Inc., a California Corporation, for approximately $9 million, subject to working capital adjustments and contingent consideration, as defined in the asset purchase agreement. IR LLC paid cash and $2.5 million promissory note bearing interest at 5% per annum. Transaction costs were expensed as incurred.

On August 9, 2019, FOS entered into a purchase agreement to acquire substantially all the assets of JPL Disaster Recovery a Quebec Canada entity, for approximately $4.5 million. Closing is expected to occur in approximately four weeks.

23

FIRSTSERVICE CORPORATION

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

FIRSTSERVICE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2018
	FirstService	Global Restoration	Add(deduct) pro forma adjustments	Note 3	FirstService pro forma
Revenues	$1,931,473	$435,627	$-		$2,367,100
Cost of revenues	1,320,252	281,417	(2,733)	c)	1,598,936
Selling, general and administrative expenses	426,377	105,417	-		531,794
Depreciation	35,257	2,605	2,733	c)	40,595
Amortization of intangible assets	17,515	4,800	22,283	a)	44,598
Acquisition-related items	4,504	1,331	-		5,835
Operating earnings	127,568	40,057	(22,283)		145,342
Interest expense, net	12,620	7,743	20,043	b)	40,406
Other income, net	(254)	(633)	-		(887)
Earnings before income tax	115,202	32,947	(42,326)		105,823
Income tax	24,922	7,873	(10,312)	d)	22,483
Net earnings	90,280	25,074	(32,014)		83,340
Non-controlling interest share of earnings	11,180	1,541	(167)	e)	12,554
Non-controlling interest redemption increment	13,235	-	-		13,235
Net earnings attributable to Company	$65,865	$23,533	$(31,847)		$57,551
Net earnings per common share
Basic	$1.83				$1.60
Diluted	$1.80				$1.57

Weighted average common shares outstanding
Basic	35,952				35,952
Diluted	36,571				36,571

FIRSTSERVICE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months ended March 31, 2019
	FirstService	Global Restoration	Add(deduct) pro forma adjustments	Note 3	FirstService pro forma
Revenues	$485,655	$101,239	$-		$586,894
Cost of revenues	340,698	64,259	(750)	c)	404,207
Selling, general and administrative expenses	118,662	27,133	-		145,795
Depreciation	8,380	650	750	c)	9,780
Amortization of intangible assets	4,307	1,100	3,396	a)	8,803
Acquisition-related items	678	-	-		678
Operating earnings	12,930	8,097	(3,396)		17,631
Interest expense, net	3,569	2,113	4,903	b)	10,585
Other income, net	7	395	-		402
Earnings before income tax	9,354	5,589	(8,299)		6,644
Income tax	1,209	2,393	(3,098)	d)	504
Net earnings	8,145	3,196	(5,201)		6,140
Non-controlling interest share of earnings	1,796	35	157	e)	1,988
Non-controlling interest redemption increment	4,020	-	-		4,020
Net earnings attributable to Company	$2,329	$3,161	$(5,358)		$132

Net earnings per common share
Basic	$0.06				$-
Diluted	$0.06				$-

Weighted average common shares outstanding
Basic	36,030				36,030
Diluted	36,497				36,497

FIRSTSERVICE CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars)

1.	Background

On June 21, 2019, FirstService Corporation (“FirstService”) acquired 95% of the shares in the capital of Bellwether FOS Holdco, Inc. (“Global Restoration”) a commercial and large loss property restoration firm, pursuant to the terms of a stock purchase agreement by and among FirstService Restoration, Inc., Global Restoration and Global Restoration Holdings, LLC (the “Global Acquisition”). The acquisition is being accounted for by the acquisition method of accounting for business combinations.

FirstService purchased Global Restoration for an initial purchase price of $504,567. The 5% equity interest not acquired by FirstService is held by the management team of Global Restoration and is being accounted for as redeemable non-controlling interest with an initial fair value of $25,433.

Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to- end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. Global Restoration operates under two brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,400 staff operating out of 58 regional offices throughout North America.

The Global Acquisition was financed through a combination of cash-on-hand, funds borrowed under FirstService’s existing $450 million revolving credit facility which matures in January 2023 and funds borrowed pursuant to a new term loan (implemented and drawn concurrent with the closing of the Global Acquisition) in the aggregate amount of $440 million which matures in June 2024 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios.

2.	Basis of Presentation

The pro forma consolidated statements of earnings for the year ended December 31, 2018 and quarter ended March 31, 2019 are derived from historical consolidated financial statements of FirstService and Global Restoration, which were prepared in accordance with generally accepted accounting principles (“US GAAP”) in the United States of America.

The Pro Forma Statements of Earnings give effect to the acquisition as if it has occurred as at:

•	January 1, 2018 for the purposes of the pro forma consolidated statements of earnings for the year ended December 31, 2018 and for the quarter ended March 31, 2019, respectively.

Note 3 outlines the pro forma assumptions and adjustments that have been made. The pro forma adjustments are based on available financial information and certain provisional estimates and assumptions. FirstService may record adjustments to the preliminary purchase price allocation related to the application of the acquisition method as disclosed in Note 2 to FirstService’s unaudited interim consolidated financial statements for the quarter ended June 30, 2019. The measurement period adjustments could be material and, as such, may have a material impact on the Pro Forma Statements of Earnings.

The Pro Forma Statements of Earnings do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that FirstService may achieve with respect to the combined operations of FirstService and Global Restoration.

The Pro Forma Statements of Earnings should be read in conjunction with FirstService’s audited consolidated financial statements for the year ended December 31, 2018 and the unaudited interim consolidated financial statements for the three months ended March 31, 2019 and the three and six months ended June 30, 2019, as filed on SEDAR, as well as in conjunction with the audited consolidated financial statements of Global Restoration for the year ended December 31, 2018 and unaudited consolidated financial statements for the quarter ended March 31, 2019 included herein.

In preparing the Pro Forma Statements of Earnings, management reviewed Global Restoration’s accounting policies and financial statement presentation to identify any differences between FirstService’s and Global Restoration’s US GAAP accounting policies and financial statement presentation. Certain historical classifications have been reclassified to conform to FirstService’s financial statement presentation and for purposes of the pro forma presentation. Additional accounting policy and financial statement presentation differences may be identified after the filing of this business acquisition report.

3.	Pro forma assumptions and adjustments

a)	For the purposes of the Pro Forma Statements of Earnings, FirstService assumed intangible amortization as follows:

	Year ended December 31, 2018	Three months ended March 31, 2019

Amortization of intangible assets	$27,083	$4,496

The identifiable intangible assets acquired were assessed as per below:

		Estimated life
	Amount	in years

Customer relationships	$215,800	12
Brand	1,850	1
Backlog	7,250	0.5
Total acquired	224,900

b)	Interest expense

To finance the acquisition, FirstService drew down on its existing $450,000 revolving credit facility as well as utilizing the funds borrowed pursuant to its new $440,000 term loan. The pro-forma adjustment calculates additional pro-forma interest expense as if those funds were drawn down as of January 1, 2018:

i)	Year ended December 31, 2018	$27,786
ii)	Three months ended March 31, 2019	$7,016

For the purposes of the pro forma Statements of Earnings, the interest rate assumed to be LIBOR of 2.4% plus an applicable margin of 2.5%, resulting in an estimated rate of 4.9%.

Interest expense for Global Restoration was reversed as any pre-acquisition debt would not have been transferred on the date of acquisition.

c)	Pro forma reclassification adjustments

To conform with FirstService’s financial statement presentation, the following elements have been reclassified:

	Year ended December 31, 2018	Three months ended March 31,2019
To reclassify depreciation from cost of revenues to depreciation:
Increase depreciation	$2,733	$750
Reduce cost of revenues	$2,733	$750

d)	Income tax

Bellwether FOS Holdco, Inc., a Delaware Corporation, is subject to United States federal and state income tax. A combined rate of 26.0% was applied to record income tax applicable to FirstService’s pro-forma share of the pre-tax earnings of Global Restoration, and the related tax effects of the pro forma adjustments.

e)	Non-controlling interest share of earnings

A charge to non-controlling interest share of earnings was recorded to reflect the 5% of Global Restoration held by redeemable non-controlling interests.